As filed with the Securities and Exchange Commission on February 18, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Fabrinet

(Exact name of registrant as specified in its charter)

Cayman Islands	3661	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Walker House

87 Mary Street

George Town

Grand Cayman

KY1-9005

Cayman Islands

+66 2-524-9660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company

1090 Vermont Avenue, N.E., Suite 430

Washington, D.C. 20005

(800) 927-9800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini, Esq. Robert P. Latta, Esq. Nathaniel P. Gallon, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	James C. Lin, Esq. c/o Davis Polk & Wardwell LLP 18th Floor, The Hong Kong Club Building 3A Chater Road, Hong Kong (852) 2533-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary shares, par value $0.01 per share	6,900,000	$28.78	$198,582,000	$23,056

(1)	Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(c) based on $28.78 per share, which represents the average of the high and low sales prices of the registrant’s ordinary shares as reported by The New York Stock Exchange on February 11, 2011.
(2)	Includes offering price of ordinary shares that the underwriters have the option to purchase from the selling shareholders to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling shareholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued February 18, 2011

6,000,000 Shares

ORDINARY SHARES

The selling shareholders are offering 6,000,000 ordinary shares of Fabrinet. We will not receive any proceeds from the sale of our ordinary shares by the selling shareholders.

Our ordinary shares are listed on the New York Stock Exchange under the symbol “FN.” On February 17, 2011, the last sale price of our shares on the New York Stock Exchange was $31.65 per share.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 8.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per share	$	$	$
Total	$	$	$

The selling shareholders have granted the underwriters the right to purchase up to an additional 900,000 ordinary shares at the offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on                              , 2011.

MORGAN STANLEY	J.P. MORGAN

STIFEL NICOLAUS WEISEL	COWEN AND COMPANY

                             , 2011

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We have not, and the underwriters and selling shareholders have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus. The selling shareholders are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any free writing prospectus is accurate only as of its date, regardless of the time of its delivery or of any sale of ordinary shares.

For investors outside the United States: We have not, the selling shareholders have not and the underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to 900,000 additional ordinary shares from the selling shareholders.

Except where the context otherwise requires, references in this prospectus to:

•

“we,” “us,” “our company” and “our” are to Fabrinet and its direct and indirect wholly-owned subsidiaries, including Fabrinet USA, Inc., Fabrinet Co., Ltd., FBN New Jersey Manufacturing, Inc., Fabrinet China Holdings, CASIX, Inc., Fabrinet Pte. Ltd. and Fabrinet AB;

•	“ordinary shares” are to our ordinary shares;

•	“dollars” or “$” are to the legal currency of the United States;

•	“RMB” are to renminbi, the legal currency of the People’s Republic of China;

•	“China” or “the PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan; and

•	“the U.S.” are to the United States of America.

ii

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should carefully read this prospectus, including our financial statements, the related notes and other information about us incorporated by reference into this prospectus, and the registration statement of which this prospectus is a part in their entirety before investing in our ordinary shares, especially the risks of investing in our ordinary shares, which we discuss under “Risk Factors.”

Overview

We provide precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products such as optical communication components, modules and sub-systems, industrial lasers and sensors. We offer a broad range of advanced optical and electro-mechanical capabilities across the entire manufacturing process, including process design and engineering, supply chain management, manufacturing, final assembly and test. We focus primarily on low-volume production of a wide variety of high complexity products, which we refer to as “low-volume, high-mix”. Based on our experience with, and feedback from, customers, we believe we are a global leader in providing these services to the optical communications market.

Our customer base includes companies in complex industries that require advanced precision manufacturing capabilities, such as optical communications, industrial lasers and sensors. Our customers in these industries support a growing number of end-markets, including semiconductor processing, biotechnology, metrology, material processing, auto safety and medical devices. Our revenues from lasers, sensors and other markets as a percentage of total revenues have increased from 15.6% for the six months ended December 25, 2009 to 19.8% for the six months ended December 24, 2010.

Our customers include four of the six largest optical communications components companies worldwide in terms of revenue for the nine months ended September 30, 2010, according to Ovum-RHK, a market research firm. Our diverse customer base includes Coherent, Inc., EMCORE Corporation, Finisar Corporation, Infinera Corporation, JDS Uniphase Corporation, Newport Corporation, Oclaro, Inc., Opnext, Inc. and Valeo SA. The products that we manufacture for our OEM customers include: selective switching products; tunable transponders and transceivers; active optical cables; solid state, diode-pumped and gas lasers; and sensors. In many cases, we are the sole outsourced manufacturing partner used by our customers for the products that we produce for them.

We also design and fabricate application-specific crystals, prisms, mirrors, laser components and substrates (collectively referred to as “customized optics”) and other custom and standard borosilicate, clear fused quartz, and synthetic fused silica glass products (collectively referred to as “customized glass”). We incorporate our customized optics and glass into many of the products we manufacture for our OEM customers, and we also sell customized optics and glass in the merchant market.

We believe we offer differentiated manufacturing services through our optical and electro-mechanical process technologies and our strategic alignment with our customers. Our dedicated process and design engineers, who have a deep knowledge in materials sciences and physics, are able to tailor our service offerings to accommodate our customers’ most complex engineering assignments. Our range of capabilities, from the design of customized optics and glass through process engineering and testing of finished assemblies, provides us with a knowledge base that we believe often leads to improvements in our customers’ product development cycles, manufacturing cycle times, quality and reliability, manufacturing yields and end product costs. We offer an efficient, technologically advanced and flexible manufacturing infrastructure designed to enable the scale production of low-volume, high-mix products, as well as high-volume products. We often provide a “factory-within-a-factory” manufacturing environment to protect our customers’ intellectual property by segregating certain key employees and manufacturing space from the resources we use for other customers. We also provide our customers with a customized software platform to monitor all aspects of the manufacturing process, enabling our customers to remotely access our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data. We believe there is no other manufacturing services provider with a similar breadth and depth of optical and electro-mechanical engineering and process technology capabilities that does not directly compete with its customers in their end-markets. As a result, we believe we are more closely aligned and better able to develop long-term relationships with our customers than our competitors.

We have been consistently profitable since our inception, achieving 44 consecutive quarters of net income. Over our last five fiscal years, despite the 13.7% decline in our revenues from fiscal 2008 to fiscal 2009, our total revenues increased from $375.7 million in fiscal 2006 to $505.7 million in fiscal 2010, representing a compound annual growth rate of 7.7%.

As of December 24, 2010, our facilities comprised approximately 1,100,000 total square feet, including approximately 168,000 square feet of office space and approximately 932,000 square feet devoted to manufacturing and related activities, of which approximately 290,000 square feet were clean room facilities. Of the aggregate square footage of our facilities, approximately 832,000 square feet are located in Thailand and the balance is located in the PRC and the U.S.

Industry Background

Optical Communications

Since 2001, most optical communications OEMs have reduced manufacturing capacity and transitioned to a low-cost and more efficient manufacturing base. By outsourcing production to third parties, these vendors are better able to concentrate on what they believe are their core strengths, such as research and development, and sales and marketing. Outsourcing production often allows these vendors to reduce product costs, achieve accelerated time-to-market and time-to-volume production and access advanced process design and manufacturing technologies. The principal barrier to the trend towards outsourcing in the optics industry has been the shortage of third-party manufacturing partners with the necessary optical process capabilities and robust intellectual property protection.

Demand for optical communications components and modules is influenced by the level and rate of development of optical communications infrastructure and carrier and enterprise network expansion. According to Ovum-RHK, annual sales for the global optical communications components and modules market are expected to increase from approximately $4.5 billion in 2010 to approximately $8.4 billion in 2014. The increase in carrier demand for optical communications network equipment is a direct result of higher network utilization and increased demand for bandwidth capacity. The increases in network traffic volumes have been driven by increasing demand for voice, data and video delivered over internet protocol, or IP, networks.

Industrial Lasers and Sensors

The optical and electro-mechanical process technologies used in the optical communications market also have applications in other similarly complex end-markets, such as industrial lasers and sensors that require advanced precision manufacturing capabilities. These markets are substantially larger than the optical communications components market. For example, according to Global Industry Analysts, a business research and consulting firm, the total sensors market is expected to increase from approximately $55.7 billion in 2010 to approximately $70.3 billion in 2014. This growth in the industrial lasers and sensors markets is expected to be driven by demand for:

•	industrial laser applications across a growing number of end-markets, particularly in semiconductor processing, biotechnology, metrology and material processing;

•	precision, non-contact and low power requirement sensors, particularly in auto safety, medical and industrial end-markets; and

•	lower cost products used on both enterprise and consumer levels.

Outsourcing of production by industrial laser and sensor OEMs has historically been limited. We believe industrial laser and sensor OEMs are increasingly recognizing the benefits of outsourcing that OEMs in other industries, such as optical communications, have been able to achieve.

Our Competitive Strengths

We believe we have succeeded in providing differentiated services to the optical communications, industrial lasers and sensors industries due to our long-term focus on optical and electro-mechanical process technologies, strategic alignment with our customers and our commitment to total customer satisfaction. More specifically, our key competitive strengths include:

•	advanced optical and electro-mechanical manufacturing technologies;

•	efficient, flexible and low cost process engineering and manufacturing platform;

•	customizable factory-within-a-factory production environment;

•	vertical integration targeting customized optics and glass; and

•	a management team with a demonstrated track record of financial and strategic execution.

Our Growth Strategy

The key elements of our growth strategy are to:

•	strengthen our presence in the optical communications market;

•	leverage our technology and manufacturing capabilities to continue to diversify our end-markets;

—	continue diversification into the industrial lasers and sensors markets;

—	diversify into other markets that require precision electro-mechanical manufacturing;

•	continue to extend our customized optics and glass vertical integration; and

•	broaden our client base geographically.

Risks Associated With Our Business

We face numerous challenges and risks in our business, including those described under “Risk Factors.” In particular, we may be subject to risks associated with:

•	dependence on a limited number of customers;

•	less than expected growth in the optical communications market and challenges in further diversifying our vertically integrated manufacturing services;

•	the financial viability of our customers and suppliers;

•	shortages of materials used in our manufacturing processes and increases in the prices that we pay for these materials;

•

competitive factors, including actions by our competitors, entry of new competitors into the markets in which we compete, and our customers’ expansion of their internal manufacturing capacity and capabilities;

•	challenges in accurately predicting demand and any resulting difficulties managing inventory and capacity; and

•

risks associated with an international business, including adverse political, business or economic changes in Thailand or the PRC, such as wage inflation, currency rate fluctuations, import/export regulations and tax rate changes.

Corporate Information and Corporate Structure

We were organized under the laws of the Cayman Islands in August 1999 and commenced our business operations in January 2000. Our principal executive office is located at Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands, and our telephone number is +66 2-524-9660. Our agent for service of process in the U.S. is Corporation Service Company, 1090 Vermont Avenue, N.E., Suite 430, Washington, D.C. 20005, and its telephone number is (800) 927-9800. Our website address is www.fabrinet.com. The information on or accessible through our website is not part of this prospectus.

We have seven direct and indirect subsidiaries. All of these subsidiaries, other than our Thai subsidiary, Fabrinet Co., Ltd., are wholly-owned. We own over 99.99% of Fabrinet Co., Ltd., and the remainder is owned by Mr. Tom Mitchell, our chief executive officer and chairman of the board of directors, and certain of his family members. We formed Fabrinet Co., Ltd. and incorporated Fabrinet USA, Inc. in 1999. We incorporated FBN New Jersey Manufacturing, Inc. and acquired Fabrinet China Holdings and CASIX, Inc. in 2005. We incorporated Fabrinet Pte. Ltd. in 2007 and Fabrinet AB in 2010.

Fabrinet, CASIX and VitroCom are registered trademarks of Fabrinet. The Fabrinet logo is a registered stylized trademark of Fabrinet. All other trademarks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

THE OFFERING

Ordinary shares offered by the selling shareholders	6,000,000 shares

Over-allotment option	The selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 900,000 ordinary shares to cover over-allotments, if any.

Ordinary shares to be outstanding after this offering	[ ] shares

Use of proceeds	We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.

Dividend policy	We currently do not intend to pay dividends.

NYSE symbol	FN

Lock-up	We, the selling shareholders and all of our directors and executive officers have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 75 days after the date of this prospectus. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

The number of ordinary shares that will be outstanding immediately after the closing of this offering is based on 33,790,325 ordinary shares outstanding as of December 24, 2010, plus [            ] shares that will be issued upon exercise of options held by certain selling shareholders for the purpose of selling shares in this offering, and excludes:

•

828,405 ordinary shares issuable upon the exercise of all share options, whether vested or unvested, outstanding under our 1999 Share Option Plan as of December 24, 2010, at a weighted average exercise price of $3.69 per share (which includes [            ] shares that will be issued upon exercise of options held by certain selling shareholders for the purpose of selling shares in this offering);

•

924,823 ordinary shares issuable upon the exercise of all share options, whether vested or unvested, outstanding under our 2010 Performance Incentive Plan as of December 24, 2010, at a weighted average exercise price of $16.64 per share (which includes [            ] shares that will be issued upon exercise of options held by certain selling shareholders for the purpose of selling shares in this offering); and

•	1,040,282 ordinary shares available for future issuance under our 2010 Performance Incentive Plan as of December 24, 2010.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, included with our Annual Report on Form 10-K for the fiscal year ended June 25, 2010 and our Quarterly Report on Form 10-Q for the quarter ended December 24, 2010, both of which are incorporated by reference into this prospectus. We have derived the summary consolidated financial data for the six months ended December 24, 2010 and December 25, 2009, and as of December 24, 2010, from our unaudited condensed consolidated financial statements that are included in our Quarterly Report on Form 10-Q for the quarter ended December 24, 2010. We have derived the summary consolidated financial data for the years ended June 25, 2010, June 26, 2009 and June 27, 2008, and as of June 25, 2010 and June 26, 2009, from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended June 25, 2010. The results presented below are not necessarily indicative of financial results to be achieved in future periods.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. We use a 52-53 week fiscal year ending on the last Friday in June.

	Six Months Ended		Year Ended
	December 24, 2010	December 25, 2009	June 25, 2010	June 26, 2009	June 27, 2008
	(unaudited)
	(in thousands, except per share data)
Summary Consolidated Statements of Operations Data:(1)
Revenues:
Revenues	$358,371	$182,137	$424,548	$337,846	$345,071
Revenues, related parties	—	29,274	81,164	101,895	163,312
Other	—	1,358	—	1,358	2,715

Total revenues	358,371	211,411	505,712	441,099	511,098
Cost of revenues	(312,932)	(185,578)	(441,370)	(383,058)	(442,784)

Gross profit	45,439	25,833	64,342	58,041	68,314
Selling, general and administrative expenses	(10,778)	(7,609)	(16,192)	(21,960)	(21,741)
Restructuring charges	—	—	—	(2,389)	—

Operating income	34,661	18,224	48,150	33,692	46,573
Interest income	212	192	327	756	1,364
Interest expense	(201)	(289)	(500)	(1,266)	(1,547)
Foreign exchange (loss) gain, net	(1,048)	(34)	(40)	360	(599)
Other income	15	—	153	—	—

Income before income taxes	33,639	18,093	48,090	33,542	45,791
Income taxes	(2,628)	(855)	(3,767)	(2,238)	(3,962)

Net income	$31,011	$17,238	$44,323	$31,304	$41,829

Earnings per share:
Basic	$0.92	$0.56	$1.44	$1.03	$1.40
Diluted	$0.90	$0.55	$1.41	$1.00	$1.33
Weighted average number of ordinary shares outstanding:
Basic	33,765	30,782	30,854	30,360	29,889
Diluted	34,401	31,328	31,369	31,183	31,349
Cash dividends declared per share	$—	$1.00	$1.00	$0.33	$—

(1)	We adopted FASB ASC 740 during fiscal 2008. Please see Note 14 to our audited consolidated financial statements, incorporated by reference into this prospectus.

	As of
	December 24, 2010	June 25, 2010	June 26, 2009	June 27, 2008
	(unaudited)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$102,063	$84,942	$114,845	$55,682
Working capital(1)	129,341	96,683	58,311	99,260
Total assets	409,327	377,425	288,085	292,713
Current and long-term debt	17,381	20,385	27,318	29,575
Total liabilities	144,674	145,262	94,580	122,148
Total shareholders’ equity	264,653	232,163	193,505	170,565

(1)	Working capital is defined as trade accounts receivable plus inventories, less trade accounts payable.

	Six Months Ended		Year Ended
	December 24, 2010	December 25, 2009	June 25, 2010	June 26, 2009	June 27, 2008
	(unaudited)
	(in thousands)
Summary Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$6,360	$15,664	$17,846	$80,357	$51,891
Net cash used in investing activities	(13,259)	(2,971)	(10,718)	(7,187)	(29,815)
Net cash provided by (used in) financing activities	23,374	(34,763)	(37,298)	(13,836)	(8,223)

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below and all of the other information included in this prospectus and incorporated by reference into this prospectus before deciding to invest in our ordinary shares. The risks and uncertainties described below are not the only ones that we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us or our ordinary shares.

If any of the following risks actually occur, they may harm our business, financial condition and operating results. In this event, the market price of our ordinary shares could decline and you could lose some or all of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and in adverse ways from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus.

Risks Related To Our Business

Our sales depend on and may continue to depend on a few customers, many of which have substantial purchasing power and leverage in negotiating contracts with us. A reduction in orders from any of these customers, the loss of any of these customers, or a customer exerting significant pricing and margin pressures on us could harm our business, financial condition and operating results.

We have depended, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our total revenues. During the three months ended December 24, 2010 and December 25, 2009, we had four customers that each contributed 10% or more of our total revenues, and such customers together accounted for 57% and 56%, respectively, of our total revenues during the periods. During the six months ended December 24, 2010 and December 25, 2009, we had four customers and five customers, respectively, that each contributed 10% or more of our total revenues, and such customers together accounted for 57% and 69%, respectively, of our total revenues during the periods. Dependence on a limited number of customers means that a reduction in orders from, a loss of, or other adverse actions by any one of these customers could have an adverse effect on our revenues. Further, our customer concentration increases the concentration of our accounts receivable and our exposure to payment default by any of our key customers. Many of our existing and potential customers have substantial debt burdens, have experienced financial distress or have static or declining revenues. Certain of our customers have gone out of business, been acquired, or announced their withdrawal from segments of the optics market. We generate significant accounts payable and inventory for the services that we provide to our customers, which could expose us to substantial and potentially unrecoverable costs if we do not receive payment from our customers.

Reliance on a small number of customers gives those customers substantial purchasing power and leverage in negotiating contracts with us. In addition, although we enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we are awarded business under those agreements on a project-by-project basis. Some of our customers have at times significantly reduced or delayed the volume of manufacturing services that they order from us. If we are unable to maintain our relationships with our existing significant customers, our business, financial condition and operating results could be harmed.

If the optical communications market does not expand as we expect, our business may not grow as fast as we expect, which could adversely impact our business, financial condition and operating results.

Our future success as a provider of precision optical, electro-mechanical and electronic manufacturing services for the optical communications market depends on the continued growth of the optics industry and, in particular, the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optics infrastructure. As part of that growth, we are relying on increasing demand for voice, video, text and other data delivered over high-speed connections. Without network and bandwidth growth, the need for enhanced communications products would be jeopardized. Currently, demand for network services and for broadband access, in particular, is increasing but growth may be limited by several factors, including, among others: (i) the recent global economic downturn, (ii) an uncertain regulatory environment, (iii) potential reluctance from network carriers to supply video and audio content over the communications infrastructure and (iv) uncertainty regarding long-term sustainable business models as multiple industries, such as the cable, traditional telecommunications, wireless and satellite industries, offer competing content delivery solutions. The optical communications market also has experienced periods of overcapacity, some of which have occurred even during periods of relatively high network usage and bandwidth demands. If the factors described above were to slow, stop or reverse the expansion in the optical communications market, our business, financial condition and operating results would be negatively affected.

If we are unable to continue diversifying our precision optical and electro-mechanical manufacturing services across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology and material processing markets, our business may not grow as fast as we expect.

We intend to continue diversifying across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology and material processing markets, to reduce our dependence on the optical communications market and to grow our business. Currently, the optical communications market contributes the majority of our revenues. There can be no assurance that our efforts to further expand and diversify into other markets within the optics industry will prove successful. In the event that the opportunities presented by these markets prove to be less than anticipated, if we are less successful than expected in diversifying into these markets, or if our margins in these markets prove to be less than expected, our growth may slow or stall, and we may incur costs that are not offset by revenues in these markets, all of which could harm our business, financial condition and operating results.

Our quarterly revenues, gross profit margins and operating results have fluctuated significantly and may continue to do so in the future, which may cause the market price of our ordinary shares to decline or be volatile.

Our quarterly revenues, gross profit margins, and operating results have fluctuated significantly and may continue to fluctuate significantly in the future. For example, between the quarter ended December 26, 2008 and the quarter ended September 25, 2009, our total revenues declined from $128.0 million to $97.0 million and then increased to $114.4 million for the quarter ended December 25, 2009 and $184.6 million for the quarter ended December 24, 2010. Our gross profit margins and operating results experienced similar fluctuations during those periods. Therefore, we believe that quarter-to-quarter comparisons of our operating results may not be useful in predicting our future operating results. You should not rely on our results for one quarter as any indication of our future performance. Quarterly variations in our operations could result in significant volatility in the market price of our ordinary shares.

Our exposure to financially troubled customers or suppliers could harm our business, financial condition and operating results.

We provide manufacturing services to companies, and rely on suppliers, that have in the past and may in the future experience financial difficulty, particularly in light of recent conditions in the credit markets and the overall economy that affected access to capital and liquidity. As a result, we devote significant resources to monitor receivables and inventory balances with certain of our customers. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our services from these customers could decline. If our suppliers experience financial difficulty, we could have trouble sourcing materials necessary to fulfill production requirements and meet scheduled shipments. Any such financial difficulty could adversely affect our operating results and financial condition by resulting in a reduction in our revenues, a charge for inventory write-offs, a provision for doubtful accounts, and an increase in working capital requirements due to increases in days in inventory and in days in accounts receivable.

Fluctuations in foreign currency exchange rates and changes in governmental policies regarding foreign currencies could increase our operating costs, which would adversely affect our operating results.

Volatility in the functional and non-functional currencies of our entities and the U.S. dollar could seriously harm our business, financial condition and operating results. The primary impact of currency exchange fluctuations is on our cash, receivables and payables of our operating entities. We may experience significant unexpected expenses from fluctuations in exchange rates.

Our customer contracts generally require that our customers pay us in U.S. dollars. However, the majority of our payroll and other operating expenses are paid in Thai baht. As a result of these arrangements, we have significant exposure to changes in the exchange rate between the Thai baht and the U.S. dollar, and our operating results are adversely impacted when the U.S. dollar depreciates relative to the Thai baht and other currencies. We have experienced such depreciation in the U.S. dollar as compared to the Thai baht, and our results have been adversely impacted by this fluctuation in exchange rates. For example, from December 28, 2007 to December 24, 2010, the U.S. dollar lost approximately 10.6% of its value against the Thai baht. We cannot guarantee that the depreciation of the U.S. dollar against the Thai baht will not continue. Further, while we attempt to hedge against certain exchange rate risks, we typically enter into hedging contracts of one to three month durations, leaving us exposed to longer term changes in exchange rates.

Also, we have significant exposure to changes in the exchange rate between the RMB and the U.S. dollar. The expenses of our PRC subsidiary are denominated in RMB. Currently, RMB are convertible under current accounts, including trade- and service-related foreign exchange transactions, foreign debt service and payment of dividends. The PRC government may at its discretion restrict access in the future to foreign currencies for current account transactions. If this occurs, our PRC subsidiary may not be able to pay us dividends in U.S. dollars without prior approval from the PRC State Administration of Foreign Exchange. In addition, conversion of RMB for most capital account items, including direct investments, is still subject to government approval in the PRC. This restriction may limit our ability to invest the earnings of our PRC subsidiary.

Beginning in July 2005, the official exchange rate for the conversion of RMB into U.S. dollars was revalued and permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of December 24, 2010, the U.S. dollar had depreciated approximately 9.0% against the RMB since December 28, 2007. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy. Any further and more significant appreciation in the value of the RMB against the U.S. dollar could negatively impact our operating results.

We purchase some of the critical materials used in certain of our products from a single source or a limited number of suppliers. Supply shortages have in the past, and could in the future, impair the quality, reduce the availability or increase the cost of materials, which could harm our revenues, profitability and customer relations.

We rely on a single source or a limited number of suppliers for critical materials used in a significant number of the products we manufacture. We generally purchase these single or limited source materials through standard purchase orders and do not maintain long-term supply agreements with our suppliers. We generally use a rolling 12 month forecast based on anticipated product orders, customer forecasts, product order history, backlog, and warranty and service demand to determine our materials requirements. Lead times for the parts and components that we order vary significantly and depend on factors such as manufacturing cycle times, manufacturing yields and the availability of raw materials used to produce the parts or components. Historically, we have experienced supply shortages resulting from various causes, including reduced yields by our suppliers, which prevented us from manufacturing products for our customers in a timely manner. Our revenues, profitability and customer relations could be harmed by a stoppage or delay of supply, a substitution of more expensive or less reliable parts, the receipt of defective parts or contaminated materials, an increase in the price of supplies, or an inability to obtain reduced pricing from our suppliers in response to competitive pressures.

We continue to undertake programs to strengthen our supply chain. Nevertheless, we are experiencing, and expect for the foreseeable future to continue to experience, strain on our supply chain and periodic supplier problems. We have incurred, and expect to continue to incur for the foreseeable future, costs to address these problems.

Managing our inventory is complex and may require write-downs due to excess or obsolete inventory, which could cause our operating results to decrease significantly in a given fiscal period.

Managing our inventory is complex. We are generally required to procure material based upon the anticipated demand of our customers. The inaccuracy of these forecasts or estimates could result in excess supply or shortages of certain materials. Inventory that is not used or expected to be used as and when planned may become excess or obsolete. Generally, we are unable to use most of the materials purchased for one of our customers to manufacture products for any of our other customers. Additionally, we could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which would increase costs and could harm our business, financial condition and operating results. While our agreements with customers are structured to mitigate our risks related to excess or obsolete inventory, enforcement of these provisions may result in material expense and delay in payment for inventory. If any of our significant customers becomes unable or unwilling to purchase inventory or does not agree to such contractual provisions in the future, our business, financial condition and operating results may be harmed.

We face significant competition in our business. If we are unable to compete successfully against our current and future competitors, our business, financial condition and operating results could be harmed.

Our current and prospective customers tend to evaluate our capabilities against the merits of their internal manufacturing, and these internal manufacturing capabilities are our primary competition. This competition is particularly strong when our customers have excess manufacturing capacity, as was the case when the markets that we serve experienced a downturn from 2001 through 2004 and again in 2008 and 2009, that resulted in underutilized capacity. Many of our potential customers continue to have excess manufacturing capacity at their facilities. If our customers choose to manufacture products internally rather than to outsource production to us, our business, financial condition and operating results could be harmed.

Competitors in the market for optical manufacturing services include Benchmark Electronics, Inc., Hon Hai Precision Industry Co. Ltd., Oplink Communications, Inc., and Sanmina-SCI Corporation. Our customized optics and glass operations face competition from companies such as Alps Electric Co., Ltd., Browave Corporation, Fujian Castech Crystals, Inc. and Photop Technologies, Inc. Larger existing contract manufacturing companies, original design manufacturers or outsourced semiconductor assembly and test companies could also enter our target markets. In addition, we may face more competitors as we attempt to penetrate new markets.

Many of our customers and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater resources than we have. These advantages may allow them to devote greater resources than we can to the development and promotion of service offerings that are similar or superior to our service offerings. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies or offer services that achieve greater market acceptance than ours. These competitors may also compete with us by making more attractive offers to our existing and potential employees, suppliers and strategic partners. Further, consolidation in the optics industry could lead to larger and more geographically diverse competitors. New and increased competition could result in price reductions for our services, reduced gross profit margins or loss of market share. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may harm our business, financial condition and operating results.

We conduct operations in a number of countries, which creates logistical and communications challenges for us and exposes us to other risks that could harm our business, financial condition and operating results.

The vast majority of our operations, including manufacturing and customer support, are located in jurisdictions outside the U.S., primarily in the Asia-Pacific region. The distances between Thailand, the PRC and the U.S. create a number of logistical and communications challenges for us, including managing operations across multiple time zones, directing the manufacture and delivery of products across significant distances, coordinating the procurement of raw materials and their delivery to multiple locations and coordinating the activities and decisions of our management team, the members of which are based in different countries.

Our customers are located throughout the world. Total revenues from the bill to location of customers outside of North America accounted for 57.3% and 44.3% of our total revenues for the three months ended December 24, 2010 and December 25, 2009, respectively, and 57.2% and 44.5% of our total revenues for the six months ended December 24, 2010 and December 25, 2009, respectively. We expect that total revenues from the bill to location of customers outside of North America will continue to account for a significant portion of our total revenues. Our customers also depend on international sales, which further exposes us to the risks associated with international operations. In addition, our international operations and sales subject us to a variety of domestic and foreign trade regulatory requirements.

Political unrest and demonstrations, as well as changes in the political, social, business or economic conditions in Thailand, could harm our business, financial condition and operating results.

The majority of our assets and manufacturing operations are located in Thailand. Therefore, political, social, business and economic conditions in Thailand have a significant effect on our business. As of January 19, 2011, Thailand had been assessed as a medium-high political risk by AON Political Risk, a risk management, insurance and consulting firm. Any changes to tax regimes, laws, exchange controls or political action in Thailand may harm our business, financial condition and operating results.

In September 2006, Thailand experienced a military coup that overturned the existing government, and in 2008, political unrest and demonstrations in Bangkok sparked a series of violent incidents that resulted in several deaths and numerous injuries. Most of the casualties occurred around the Government House compound and the two Bangkok airports, Suvarnabhumi International Airport and Don Muang Airport, which were temporarily closed after being occupied by anti-government protestors at the end of November 2008. In April 2009, anti-government demonstrations in Bangkok caused severe traffic congestion and numerous injuries, and in March 2010, protestors again held demonstrations calling for new elections. These demonstrations in Bangkok and other parts of Thailand, which escalated in violence through May 2010, resulted in the country’s worst political violence in nearly two decades with numerous deaths and injuries, as well as destruction of property. Certain hotels and businesses in Bangkok were closed for weeks as the protestors occupied Bangkok’s commercial center, and governments around the world issued travel advisories urging their citizens to avoid non-essential travel to Bangkok.

Any succession crisis in the Kingdom of Thailand could cause new or increased instability and unrest. In the event that a violent coup were to occur or the current political unrest were to worsen, such activity could prevent shipments from entering or leaving the country and disrupt our ability to manufacture products in Thailand, and we could be forced to transfer our manufacturing activities to more stable, and potentially more costly, regions. Further, a new Thai government might repeal certain promotional certificates that we have received or tax holidays for certain export and value added taxes that we enjoy, either preventing us from engaging in our current or anticipated activities or subjecting us to higher tax rates. A new regime could nationalize our business or otherwise seize our assets. Future political instability such as the coup that occurred in September 2006 or the demonstrations that occurred during 2008, 2009 and 2010 could harm our business, financial condition and operating results.

We expect to increase our manufacturing operations in the PRC, which will continue to expose us to risks inherent in doing business in the PRC, any of which risks could harm our business, financial condition and operating results.

We anticipate that we will continue to invest in our customized optics manufacturing facilities located in Fuzhou, China. Because these operations are located in the PRC, they are subject to greater political, legal and economic risks than the geographies in which the facilities of many of our competitors and customers are located. In particular, the political and economic climate in the PRC (both at national and regional levels) is fluid and unpredictable. As of January 19, 2011, the PRC had been assessed as a medium political risk by AON Political Risk. A large part of the PRC’s economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to change further. Any changes to the political, legal or economic climate in the PRC could harm our business, financial condition and operating results.

Our PRC subsidiary is a “wholly foreign-owned enterprise” and is therefore subject to laws and regulations applicable to foreign investment in the PRC, in general, and laws and regulations applicable to wholly foreign-owned enterprises, in particular. The PRC has made significant progress in the promulgation of laws and regulations pertaining to economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, these laws and regulations are relatively new, and published cases are limited in volume and non-binding. Therefore, the interpretation and enforcement of these laws and regulations involve significant uncertainties. Laws may be changed with little or no prior notice, for political or other reasons. These uncertainties could limit the legal protections available to foreign investors. Furthermore, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management’s attention.

Our business and operations would be adversely impacted in the event of a failure of our information technology infrastructure.

We rely upon the capacity, reliability and security of our information technology hardware and software infrastructure. For instance, we use a combination of standard and customized software platforms to manage, record and report all aspects of our operations and, in many instances, enable our customers to remotely access certain areas of our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data. We are constantly expanding and updating our information technology infrastructure in response to our changing needs. Any failure to manage, expand and update our information technology infrastructure or any failure in the operation of this infrastructure could harm our business.

Despite our implementation of security measures, our systems are vulnerable to damages from computer viruses, natural disasters, unauthorized access and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruptions or security breach results in a loss or damage to our data, or inappropriate disclosure of confidential information, it could harm our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Cancellations, delays or reductions of customer orders and the relatively short-term nature of the commitments of our customers could harm our business, financial condition and operating results.

We do not typically obtain firm purchase orders or commitments from our customers that extend beyond 13 weeks. While we work closely with our customers to develop forecasts for periods of up to one year, these forecasts are not binding and may be unreliable. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. Any material delay, cancellation or reduction of orders could cause our revenues to decline significantly and could cause us to hold excess materials. Many of our costs and operating expenses are fixed. As a result, a reduction in customer demand could decrease our gross profit and harm our business, financial condition and operating results.

In addition, we make significant decisions, including production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimate of our customers’ requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of our customers. Inability to forecast the level of customer orders with certainty makes it difficult to allocate resources to specific customers, order appropriate levels of materials and maximize the use of our manufacturing capacity. This could also lead to an inability to meet a spike in production demand, all of which could harm our business, financial condition and operating results.

Consolidation in the markets we serve could harm our business, financial condition and operating results.

Consolidation in the markets we serve has resulted in a reduction in the number of potential customers for our services. For example, in February 2008, EMCORE Corporation, one of our customers, acquired certain product lines and other assets from another of our customers. Also, in April 2009, Bookham, Inc. and Avanex Corporation, both of which are our customers, merged to form a new company called Oclaro, Inc. In July 2009, Newport Corporation, also our customer, acquired Oclaro’s New Focus™ photonics business, and Oclaro acquired Newport’s high-power laser diode manufacturing operations. In May 2010, Tyco Electronics acquired Zarlink Semiconductor’s optical products business. In some cases, consolidation among our customers has led to a reduction in demand for our services as customers acquired the capacity to manufacture products in-house.

In addition, consolidation in the markets in which our customers compete has resulted in a greater concentration of purchasing power in a small number of OEMs. For example, in 2009 and 2010, Nortel Networks Corporation sold certain communications businesses and assets to its competitors, including Ciena Corporation, Ericsson and Avaya Inc, and in January 2011, Molex Incorporated acquired Luxtera, Inc.’s silicon photonics-based active optical cable business. Such consolidation among our customers and their customers may continue and may adversely affect our business, financial condition and operating results in several ways. Consolidation among our customers and their customers may result in a smaller number of large customers whose size and purchasing power give them increased leverage that may result in, among other things, decreases in our average selling prices. In addition to pricing pressures, this consolidation may also reduce overall demand for our manufacturing services if customers obtain new capacity to manufacture products in-house or discontinue duplicate or competing product lines in order to streamline operations. If demand for our manufacturing services decreases, our business, financial condition and operating results could be harmed.

If we fail to adequately expand our manufacturing capacity, we will not be able to grow our business, which would harm our business, financial condition and operating results. Conversely, if we expand too much or too rapidly, we may experience excess capacity, which would harm our business, financial condition and operating results.

We may not be able to pursue many large customer orders or sustain our historical growth rates if we do not have sufficient manufacturing capacity to enable us to commit to provide customers with specified quantities of products. If our customers do not believe that we have sufficient manufacturing capacity, they may: (i) outsource all of their production to another source that they believe can fulfill all of their production requirements; (ii) look to a second source for the manufacture of additional quantities of the products that we currently manufacture for them; (iii) manufacture the products themselves; or (iv) otherwise decide against using our services for their new products.

We most recently expanded our manufacturing capacity at our Thailand facilities in May 2008 with the completion of Pinehurst Building 5 and intend to further expand our manufacturing capacity in the future, such as our construction of Pinehurst Building 6 in Thailand during the remainder of calendar year 2011 and the first quarter of calendar year 2012. We must continue to devote significant resources to the expansion of our manufacturing capacity, and any such expansion will be expensive, will require management’s time and may disrupt our operations. In the event we are unsuccessful in our attempts to expand our manufacturing capacity, our business, financial condition and operating results could be harmed.

However, if we expand our manufacturing capacity and are unable to promptly utilize the additional space due to reduced demand for our services, an inability to win new projects, new customers or penetrate new markets, or if the optics industry does not grow as we expect, we may experience periods of excess capacity, which could harm our business, financial condition and operating results.

We may encounter difficulties completing or integrating acquisitions, asset purchases and other types of transactions that we may pursue in the future, which could disrupt our business, cause dilution to our shareholders and harm our business, financial condition and operating results.

We have grown and may continue to grow our business through acquisitions, asset purchases and other types of transactions, including the transfer of products from our customers and their suppliers. Acquisitions and other strategic transactions typically involve many risks, including the following:

•	the integration of the acquired assets and facilities into our business may be difficult, time-consuming and costly, and may adversely impact our profitability;

•	we may lose key employees of the acquired companies or divisions;

•	we may issue additional ordinary shares, which would dilute our current shareholders’ percentage ownership in us;

•	we may incur indebtedness to pay for the transactions;

•	we may assume liabilities, some of which may be unknown at the time of the transactions;

•	we may record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	we may incur amortization expenses related to certain intangible assets;

•	we may devote significant resources to transactions that may not ultimately yield anticipated benefits;

•	we may incur greater than expected expenses or lower than expected revenues;

•	we may assume obligations with respect to regulatory requirements, including environmental regulations, which may prove more burdensome than expected; or

•	we may become subject to litigation.

Acquisitions are inherently risky, and we can provide no assurance that our previous or future acquisitions will be successful or will not harm our business, financial condition and operating results.

We may experience manufacturing yields that are lower than expected, potentially resulting in increased costs, which could harm our business, operating results and customer relations.

Manufacturing yields depend on a number of factors, including the following:

•	the quality of input, materials and equipment;

•	the quality and feasibility of our customer’s design;

•	the repeatability and complexity of the manufacturing process;

•	the experience and quality of training of our manufacturing and engineering teams; and

•	the monitoring of the manufacturing environment.

Lower volume production due to continually changing designs generally results in lower yields. Manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers. In addition, our customer contracts typically provide that we will supply products at a fixed price each quarter, which assumes specific production yields and quality metrics. If we do not meet the yield assumptions and quality metrics used in calculating the price of a product, we may not be able to recover the costs associated with our failure to do so. Consequently, our operating results and profitability may be harmed.

If the products that we manufacture contain defects, we could incur significant correction costs, demand for our services may decline and we may be exposed to product liability and product warranty claims, which could harm our business, financial condition, operating results and customer relations.

We manufacture products to our customers’ specifications, and our manufacturing processes and facilities must comply with applicable statutory and regulatory requirements. In addition, our customers’ products and the manufacturing processes that we use to produce them are often complex. As a result, products that we manufacture may at times contain manufacturing or design defects, and our manufacturing processes may be subject to errors or fail to be in compliance with applicable statutory or regulatory requirements. Additionally, not all defects are immediately detectible. The testing procedures of our customers are generally limited to the evaluation of the products that we manufacture under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems that are unforeseeable at the time of testing or that are detected only when products are fully deployed and operated under peak stress conditions), these products may fail to perform as expected after their initial acceptance by a customer.

We generally provide a warranty of between one and five years on the products that we manufacture for our customers. This warranty typically guarantees that products will conform to our customers’ specifications and be free from defects in workmanship. Defects in the products we manufacture, whether caused by a design, engineering, manufacturing or component failure or by deficiencies in our manufacturing processes and whether during or after the warranty period, could result in product or component failures, which may damage our business reputation, whether or not we are indemnified for such failures. We could also incur significant costs to repair or replace defective products under warranty, particularly when such failures occur in installed systems. In some instances, we may also be required to incur costs to repair or replace defective products outside of the warranty period in the event that a recurring defect is discovered in a certain percentage of a customer’s products delivered over an agreed upon period of time. We have experienced product or component failures in the past and remain exposed to such failures, as the products that we manufacture are widely deployed throughout the world in multiple environments and applications. Further, due to the difficulty in determining whether a given defect resulted from our customer’s design of the product or our manufacturing process, we may be exposed to product liability or product warranty claims arising from defects that are not our fault. In addition, if the number or type of defects exceeds certain percentage limitations contained in our contractual arrangements, we may be required to conduct extensive failure analysis, re-qualify for production or cease production of the specified products.

Product liability claims may include liability for personal injury or property damage. Product warranty claims may include liability to pay for a recall, repair or replacement of a product or component. Although liability for these claims is generally assigned to our customers in our contracts, even where they have assumed liability, our customers may not, or may not have the resources to, satisfy claims for costs or liabilities arising from a defective product. Additionally, under one of our contracts, in the event the products we manufacture do not meet the end-customer’s testing requirements or otherwise fail, we may be required to pay penalties to our customer, including a fee during the time period that the customer or end-customer’s production line is not operational as a result of the failure of the products that we manufacture, all of which could harm our business, operating results and customer relations. If we engineer or manufacture a product that is found to cause any personal injury or property damage or is otherwise found to be defective, we could incur significant costs to resolve the claim. While we maintain insurance for certain product liability claims, we do not maintain insurance for any recalls and, therefore, would be required to pay any associated costs that are determined to be our responsibility. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited, is not available or has not been obtained could harm our business, financial condition and operating results.

If we are unable to meet regulatory quality standards applicable to our manufacturing and quality processes for the products we manufacture, our business, financial condition or operating results could be harmed.

As a manufacturer of products for the optics industry, we are required to meet certain certification standards, including the following: ISO 9001:2008 for Manufacturing Quality Systems; ISO 14001 for Environmental Quality Systems; TL9000 for Telecommunications Industry Quality Certification; TS16949:2002 for Automotive Industry Quality Certification; ISO 13485:2003 for Medical Devices; AS9100 for Aerospace Industry Quality Certification; OHSAS 18001 for Health and Safety; and various additional standards imposed by the U.S. Food and Drug Administration, or FDA, with respect to the manufacture of medical devices.

Additionally, we are required to register with the FDA and other regulatory bodies and are subject to continual review and periodic inspection for compliance with these requirements, which require manufacturers to adhere to certain regulations, including testing, quality control and documentation procedures. We hold the following additional certifications: SONY Green Partner for Environmental Management Systems and CSR-DIW for Corporate Social Responsibility in Thailand. In the European Union, we are required to maintain certain ISO certifications in order to sell our precision optical, electro-mechanical and electronic manufacturing services and we must undergo periodic inspections by regulatory bodies to obtain and maintain these certifications. If any regulatory inspection reveals that we are not in compliance with applicable standards, regulators may take action against us, including issuing a warning letter, imposing fines on us, requiring a recall of the products we manufactured for our customers, or closing our manufacturing facilities. If any of these actions were to occur, it could harm our reputation as well as our business, financial condition and operating results.

If we fail to attract additional skilled employees or retain key personnel, our business, financial condition and operating results could suffer.

Our future success depends, in part, upon our ability to attract additional skilled employees and retain our current key personnel. We have identified several areas where we intend to expand our hiring, including human resources, supply chain management, business development and finance. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive management team, including Mr. Mitchell, and other key management and technical personnel, each of whom would be difficult to replace. We do not have key person life insurance or long-term employment contracts with any of our key personnel. The loss of any of our executive officers or key personnel or the inability to continue to attract qualified personnel could harm our business, financial condition and operating results.

Failure to comply with applicable environmental laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

The sale and manufacturing of products in certain states and countries may subject us to environmental laws and regulations. Although we do not anticipate any material adverse effects based on the nature of our operations and these laws and regulations, we will need to ensure that we and our suppliers comply with such laws and regulations as they are enacted. If we fail to timely comply with such laws and regulations, our customers may cease doing business with us, which would have a material adverse effect on our business, results of operations and financial condition. In addition, if we were found to be in violation of these laws, we could be subject to governmental fines, liability to our customers and damage to our reputation, which would also have a material adverse effect on our business, results of operations and financial condition.

The effects of the recent global economic crisis have and may continue to adversely impact our business, operating results and financial condition.

The recent global economic crisis has caused disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy, and impacted levels of business and consumer spending. These macroeconomic developments have negatively affected and may continue to negatively affect our business, operating results and financial condition in a number of ways. For example, in fiscal 2009, various customers delayed or decreased spending on new projects with us while others delayed paying us for products and services that we had previously provided. Additionally, as a result of these macroeconomic developments, in fiscal 2009, there was a decline in demand for our customers’ products across all of the industries we serve, which caused our customers to reduce their inventories, resulting in a 13.7% decline in our total revenues and a 25.2% decline in our net income from fiscal 2008 to fiscal 2009. Further, concern about the stability of the markets generally and the strength of counterparties led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers, including to our suppliers and customers, which further exacerbated downward pressure on demand for our products and services.

If these significant adverse global economic conditions were to return, they could, among other things, make it more difficult for us, our customers and our suppliers to obtain credit, cause our customers or potential customers to reduce or delay their orders with us or cancel their orders altogether, lead to further downward pricing pressures, result in further delays in paying us or result in insolvency for key suppliers or customers, any of which could harm our business, financial condition and operating results.

Epidemics, natural disasters, acts of terrorism and other political and economic developments could harm our business, financial condition and operating results.

In some countries in which we operate, including the PRC and Thailand, potential outbreaks of infectious diseases such as the H1N1 influenza virus, severe acute respiratory syndrome (SARS) or bird flu could disrupt our manufacturing operations, reduce demand for our customers’ products and increase our supply chain costs. Natural disasters, such as the May 2008 earthquake in Sichuan, China, which reported a magnitude of 7.9 on the Richter scale and resulted in the death of tens of thousands of people, could severely disrupt manufacturing operations and increase our supply chain costs. Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, strained international relations arising from these conflicts and the related decline in consumer confidence and economic weakness, may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations and the operations of our customers and suppliers, and may affect the availability of materials needed for our manufacturing services. Such events may also disrupt the transportation of materials to our manufacturing facilities and finished products to our customers. These events have had, and may continue to have, an adverse impact on the U.S. and world economy in general, and customer confidence and spending in particular, which in turn could adversely affect our total revenues and operating results. The impact of these events on the volatility of the U.S. and world financial markets also could increase the volatility of the market price of our ordinary shares and may limit the capital resources available to us, our customers and our suppliers.

If we fail to develop and maintain an effective system of internal controls or comply with the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the market price of our ordinary shares.

U.S. securities laws require, among other things, that public companies maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to assess annually the effectiveness of our internal control over financial reporting and to enable our independent registered public accounting firm to issue a report on the assessment of our controls, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our Annual Report on Form 10-K for the fiscal year ending June 24, 2011. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses (defined as deficiencies, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis).

Given the nature and complexity of our business and the fact that some members of our management team are located in Thailand while others are located in the U.S., control deficiencies may periodically occur. While we have ongoing measures and procedures to prevent and remedy such deficiencies, if they occur there can be no assurance that we will be successful or that we will be able to prevent material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Moreover, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to potential delisting by the New York Stock Exchange and review by the New York Stock Exchange, the U.S. Securities and Exchange Commission, or other regulatory authorities, which would require the expenditure by us of additional financial and management resources. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the market price of our ordinary shares.

We are subject to the risk of increased income taxes, which could harm our business, financial condition and operating results.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have retroactive effect. We were formed in the Cayman Islands and we maintain manufacturing operations in Thailand, the PRC and the U.S. Any of these jurisdictions could assert tax claims against us. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes. Preferential tax treatment from the Thai government is currently available to us for a period of five years from July 2010, which will be contingent on, among other things, the export of our customers’ products out of Thailand and our agreement not to move our manufacturing facilities out of our current province in Thailand for at least 15 years. We will lose this favorable tax treatment in Thailand unless we comply with these restrictions, and as a result we may delay or forego certain strategic business decisions due to these tax considerations. We cannot guarantee that such preferential tax treatment will continue. Our PRC subsidiary does not qualify for any such tax incentives, and we do not anticipate that it will qualify for any tax incentives in the future. There is also a risk that Thailand or another jurisdiction in which we operate may treat our Cayman Islands parent as having a permanent establishment in such jurisdiction and subject its income to tax. If we become subject to additional taxes in any jurisdiction or if any jurisdiction begins to treat our Cayman

Islands parent as having a permanent establishment, such tax treatment could materially and adversely affect our business, financial condition and operating results.

Certain of our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. For instance, we have inter-company agreements in place that provide for our California and Singapore subsidiaries to provide administrative services for our Cayman Islands parent, and our Cayman Islands parent has entered into manufacturing agreements with our Thai subsidiary. In general, related party transactions and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with non-resident related parties to be priced using arm’s length pricing principles and require the existence of contemporaneous documentation to support such pricing. International tax authorities could challenge the validity of our related party transfer pricing policies. Such a challenge generally involves a complex area of taxation and a significant degree of judgment by management. If any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our shareholders.

We anticipate that our current cash and cash equivalents, together with cash provided by operating activities and funds available through our working capital credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We operate in a market, however, that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies.

Furthermore, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders, including those acquiring shares in this offering. If adequate additional funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our manufacturing services, hire additional technical and other personnel, or otherwise respond to competitive pressures could be significantly limited.

Intellectual property infringement claims against our customers or us could harm our business, financial condition and operating results.

Our services involve the creation and use of intellectual property rights, which subject us to the risk of intellectual property infringement claims from third parties and claims arising from the allocation of intellectual property rights among us and our customers. For example, in December 2008, Fabrinet USA, Inc. was served with a complaint, along with one of our customers, filed by Avago Technologies in the United States District Court for the Northern District of California, San Jose Division (Case No. C08-05394SI), alleging infringement of two patents by certain of our customer’s products. On January 28, 2009, Avago Technologies dismissed the complaint against Fabrinet USA, Inc. by filing a notice of voluntary dismissal without prejudice with the United States District Court.

Our customers may require that we indemnify them against the risk of intellectual property infringement arising out of our manufacturing processes. If any claims are brought against us or our customers for such infringement, whether or not these claims have merit, we could be required to expend significant resources in defense of such claims. In the event of an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all, which could harm our business, financial condition and operating results.

Any failure to protect our customers’ intellectual property that we use in the products we manufacture for them could harm our customer relationships and subject us to liability.

We focus on manufacturing complex optical products for our customers. These products often contain our customers’ intellectual property, including trade secrets and know-how. Our success depends, in part, on our ability to protect our customers’ intellectual property. We may maintain separate and secure areas for customer proprietary manufacturing processes and materials and dedicate floor space, equipment, engineers and supply chain management to protect our customers’ proprietary drawings, materials and products. The steps we take to protect our customers’ intellectual property may not adequately prevent its disclosure or misappropriation. If we fail to protect our customers’ intellectual property, our customer relationships could be harmed and we may experience difficulty in establishing new customer relationships. In addition, our customers might pursue legal claims against us for any failure to protect their intellectual property, possibly resulting in harm to our reputation and our business, financial condition and operating results.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial condition and operating results.

The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial condition and operating results.

We are subject to governmental export and import controls in several jurisdictions that could subject us to liability or impair our ability to compete in international markets.

We are subject to governmental export and import controls in Thailand, the PRC and the U.S. that may limit our business opportunities. Various countries regulate the import of certain technologies and have enacted laws that could limit our ability to export or sell the products we manufacture. The export of certain technologies from the U.S. and other nations to the PRC is barred by applicable export controls, and similar prohibitions could be extended to Thailand, thereby limiting our ability to manufacture certain products. Any change in export or import regulations or related legislation, shift in approach to the enforcement of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could limit our ability to offer our manufacturing services to existing or potential customers, which could harm our business, financial condition and operating results.

The loan agreements for our long-term debt obligations contain financial ratio covenants that may impair our ability to conduct our business.

We have loan agreements for our long-term debt obligations, which contain financial ratio covenants that may limit management’s discretion with respect to certain business matters. These covenants require us to maintain a specified debt-to-equity ratio and debt service coverage ratio (earnings before interest and depreciation and amortization plus cash on hand minus short-term debt), which may restrict our ability to incur additional indebtedness and limit our ability to use our cash. In the event of our default on these loans or a breach of a covenant, the lenders may immediately cancel the loan agreement, deem the full amount of the outstanding indebtedness immediately due and payable, charge us interest on a monthly basis on the full amount of the outstanding indebtedness and, if we cannot repay all of our outstanding obligations, sell the assets pledged as collateral for the loan in order to fulfill our obligation. We may also be held responsible for any damages and related expenses incurred by the lender as a result of any default. Any failure by us or our subsidiaries to comply with these agreements could harm our business, financial condition and operating results.

We are subject to risks associated with the availability and coverage of insurance.

For certain risks, we do not maintain insurance coverage because of the cost or availability of certain coverage. Because we retain some portion of our insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits may have a material adverse effect on our business, financial condition and operating results.

Energy price increases may negatively impact our results of operations.

We, along with our suppliers and customers, rely on various energy sources in our manufacturing and transportation activities. Energy prices have been subject to increases and volatility caused by market fluctuations, supply and demand, currency fluctuation, production and transportation disruption, world events and government regulations. While significant uncertainty currently exists about the future levels of energy prices, a significant increase is possible. Increased energy prices could increase our raw material and transportation costs. In addition, increased transportation costs of our suppliers and customers could be passed along to us. We may not be able to increase our prices enough to offset these increased costs. In addition, any increase in our prices may reduce our future customer orders which could harm our business, financial condition and operating results.

Risks Related To This Offering and Ownership of Our Ordinary Shares

Our share price may be volatile due to fluctuations in our operating results and other factors, each of which could cause our stock price to decline.

Our revenues, expenses and results of operations have fluctuated in the past and are likely to do so in the future from quarter to quarter and year to year due to the risk factors described in this section and elsewhere in this prospectus. In addition to market and industry factors, the price and trading volume of our ordinary shares may fluctuate in response to a number of events and factors relating to us, our competitors, our customers and the markets we serve, many of which are beyond our control. Factors such as variations in our total revenues, earnings and cash flow, announcements of new investments or acquisitions, changes in our pricing practices or those of our competitors, commencement or outcome of litigation, sales of ordinary shares by us or our principal shareholders, fluctuations in market prices for our services and general market conditions could cause the market price of our ordinary shares to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares trade. Among other things, volatility and weakness in our stock price could mean that investors may not be able to sell their shares at or above the prices they paid. Volatility and weakness could also impair our ability in the future to offer our ordinary shares or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or if they publish misleading or unfavorable research about our business, the market price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts stop covering us, or if too few analysts cover us, the market price of our ordinary shares would be adversely impacted. If one or more of the analysts who covers us downgrades our ordinary shares or publishes misleading or unfavorable research about our business, our market price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the market price or trading volume of our ordinary shares to decline.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the value of our assets, which is determined in part on the trading price of our ordinary shares and our projections of the composition of our income, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year 2011 or for the foreseeable future. However, despite our expectations, we cannot assure you that we will not be a PFIC for the taxable year 2011 or any future year because our PFIC status is determined at the end of each year and depends on the composition of our income and assets during such year. Our special U.S. counsel expresses no opinion with respect to our PFIC status or our expectations contained in this paragraph. If we are a PFIC, our U.S. investors may be subject to increased tax liabilities under U.S. tax laws and regulations and to burdensome reporting requirements. See “Taxation—U.S. Federal Income Taxation” for a more detailed description of the PFIC rules.

We are controlled by a small group of existing shareholders, whose interests may differ from the interests of our other shareholders.

As of December 24, 2010, our existing shareholders Asia Pacific Growth Fund III, L.P., an affiliate of H&Q Asia Pacific, and Mr. Mitchell, our chief executive officer and chairman of the board of directors, beneficially owned approximately 45.3% and 14.3%, respectively, of our outstanding ordinary shares. In addition, Mr. Mitchell and a representative of H&Q Asia Pacific serve on our board of directors. Following this offering, Asia Pacific Growth Fund III, L.P. and Mr. Mitchell are expected to beneficially own approximately [    ]% and [    ]%, respectively, of our outstanding ordinary shares. Accordingly, they have had, and will continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. The interests of these shareholders may differ from the interests of our other shareholders.

Substantial sales of our ordinary shares by our shareholders could depress the market price of our ordinary shares regardless of our operating results.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and impair our ability to raise capital through offerings of our ordinary shares. In June 2010, we completed our initial public offering of approximately 9.8 million ordinary shares. As of December 24, 2010, we had approximately 33.8 million ordinary shares outstanding. In addition, as of December 24, 2010, there were outstanding options to purchase 1,753,228 ordinary shares, 674,582 of which were vested and exercisable. Substantially all of our outstanding ordinary shares are eligible for sale, subject to Rule 144 volume limitations for holders affected by such limitations, as are ordinary shares issuable under vested and exercisable options. If our existing shareholders sell a large number of ordinary shares or the public market perceives that existing shareholders might sell our ordinary shares, the market price of our ordinary shares could decline significantly. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

In connection with this offering, we, the selling shareholders and all of our directors and executive officers have entered into lock-up agreements pursuant to which we and they have agreed not to sell any ordinary shares for 75 days after the date of this prospectus without the written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time without notice. We cannot predict what effect, if any, market sales of securities held by our shareholders or the availability of these securities for future sale will have on the market price of our ordinary shares.

Certain provisions in our constitutional documents may discourage our acquisition by a third party, which could limit your opportunity to sell shares at a premium.

Our constitutional documents include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions, including, among other things, provisions that:

•	establish a classified board of directors;

•	prohibit our shareholders from calling meetings or acting by written consent in lieu of a meeting;

•	limit the ability of our shareholders to propose actions at duly convened meetings; and

•	authorize our board of directors, without action by our shareholders, to issue preferred shares and additional ordinary shares.

These provisions could have the effect of depriving you of an opportunity to sell your ordinary shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transaction.

Our shareholders may face difficulties in protecting their interests because we are organized under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the U.S. Therefore, you may have more difficulty in protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the U.S., due to the comparatively less developed nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as our company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Our Cayman Islands counsel has advised us that they are not aware of any reported class action or derivative action having been brought in a Cayman Islands court.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the U.S. In addition, many of our directors and officers are nationals and residents of countries other than the U.S. A substantial portion of the assets of these persons is located outside of the U.S. As a result, it may be difficult to effect service of process within the U.S. upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the U.S. and the substantial majority of whose assets are located outside of the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Thailand or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. In particular, a judgment in a U.S. court would not be recognized and accepted by Thai courts without a re-trial or examination of the merits of the case. In addition, there is uncertainty as to whether such Cayman Islands, Thai or PRC courts would be competent to hear original actions brought in the Cayman Islands, Thailand or the PRC against us or such persons predicated upon the securities laws of the U.S. or any state.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary” and “Risk Factors,” and the documents incorporated by reference into this prospectus. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our and our customers’ estimates regarding future revenues, operating results, expenses, capital requirements and liquidity and our needs for additional financing;

•	our future capital expenditures;

•	expansion of our manufacturing capacity;

•	the growth rates of our existing markets and potential new markets;

•	our and our customers’ and our suppliers’ ability to respond successfully to technological or industry developments;

•	our suppliers’ estimates regarding future costs;

•	our ability to increase our penetration of existing markets and penetrate new markets;

•	our plans to diversify our sources of revenues;

•	our use of proceeds from our initial public offering;

•	trends in the optical communications, industrial lasers and sensors markets, including trends to outsource the production of components used in those markets;

•	our ability to attract and retain a qualified management team and other qualified personnel and advisors; and

•	competition in our existing and new markets.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains data related to the optical communications, industrial lasers and sensors markets. This market data includes projections that are based on a number of assumptions. These markets may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ordinary shares. In addition, the changing nature of these markets subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares have traded on the New York Stock Exchange under the symbol “FN” since June 25, 2010. Prior to that time, there was no public market for our ordinary shares. The following table sets forth, for the time periods indicated, the high and low intraday sales prices of our ordinary shares as reported on the New York Stock Exchange.

	High	Low
Fiscal 2011
Third quarter (December 25, 2010—February 17, 2011)	$31.98	$20.60
Second quarter (September 25, 2010—December 24, 2010)	$22.74	$13.07
First quarter (June 26, 2010—September 24, 2010)	$18.23	$9.61
Fiscal 2010
Fourth quarter (June 25, 2010—June 25, 2010)	$10.95	$10.41

On February 17, 2011, the closing price of our ordinary shares was $31.65 per share as reported by the New York Stock Exchange. As of February 17, 2011, there were approximately 54 shareholders of record of our ordinary shares. Because many of our ordinary shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

DIVIDEND POLICY

On October 28, 2008, we paid a cash dividend of $0.33 per share, totaling $10.1 million. On September 1, 2009, we paid a cash dividend of $1.00 per share, totaling $30.8 million. Although we previously paid cash dividends, we currently intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. Dividends, if any, on our ordinary shares will be declared by and subject to the discretion of our board of directors. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions, applicable laws and regulations and other factors our board of directors may deem relevant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions since June 30, 2007 to which we were a party or will be a party, in which the amounts involved exceeded or will exceed $120,000 and in which the following persons had or will have a direct or indirect material interest:

•	any of our directors or executive officers;

•	any nominee for election as one of our directors;

•	any person or entity that beneficially owns more than five percent of our outstanding shares; or

•	any member of the immediate family of any of the foregoing persons.

We also describe below certain other transactions with our directors, executive officers and shareholders.

Employment of Family Members

Siriwan Kaewchansilp, the sister-in-law of Mr. Mitchell, is employed by us as Director of European Sales and Marketing. Ms. Kaewchansilp received an aggregate of approximately $155,000, $155,000 and $145,000 in annual base salary during the fiscal years ended June 25, 2010, June 26, 2009 and June 27, 2008, respectively. In addition, since June 30, 2007, Ms. Kaewchansilp has been granted options to purchase up to an aggregate of 15,000 ordinary shares, at an exercise price of $16.83, per share.

Relationships with Finisar Corporation

Frank H. Levinson, a member of our board of directors, was a member of the board of directors of Finisar Corporation, or Finisar, until August 2008. In June 2000, we entered into a volume supply agreement with Finisar, at rates that we believe to be market, under which we serve as a service provider for Finisar. In addition, we purchase certain products from Finisar. In connection with these transactions, Finisar made payments to us of approximately $12.6 million during the two months ended August 29, 2008, and $63.2 million during the fiscal year ended June 27, 2008, and we made payments to Finisar of approximately $8.3 million during the two months ended August 29, 2008, and $37.8 million during the fiscal year ended June 27, 2008. As of August 29, 2008, we no longer considered Finisar to be a related party.

Separation Agreement with Nat Mani

Nat Mani, our former executive vice president, sales and marketing, separated from employment with us, effective February 17, 2011. We have entered into a separation agreement with Mr. Mani providing for a lump sum payment of severance equal to $656,250.

Registration Rights

Asia Pacific Growth Fund III, L.P., Mr. Mitchell (including his family trusts as further described under “Principal and Selling Shareholders”), and Shea Ventures, LLC are parties to a registration rights agreement that provides for the registration of ordinary shares that they beneficially own under certain circumstances.

Demand registration rights. Shareholders holding at least 30% of our registrable securities may, on no more than two occasions, require us to register or qualify for sale all of the registrable securities that such shareholders request to be registered. We are not obligated to effect any such registration if the anticipated aggregate offering price, net of underwriting discounts and commissions, from the sale of the registrable securities requested to be sold does not equal or exceed $5,000,000. We are also not required to effect any such registration unless the request covers the registration of at least 15% of the registrable securities then outstanding. If we are qualified to do so, holders of registrable securities may also require us, on two occasions in any 12-month period, to register their securities on Form S-3 as long as the anticipated aggregate offering price of the registrable securities to be sold, net of underwriting discounts and commissions, equals or exceeds $1,000,000.

We may delay a requested registration or qualification in certain circumstances, including to prevent premature disclosure of material nonpublic information.

Piggyback registration rights. The shareholders that are parties to the registration rights agreement also have “piggyback” rights, which require us to include their registrable securities when we register or qualify our securities. Such “piggyback” rights do not apply to registration statements relating to any employee benefit plan (so long as no ordinary shares held by Mr. Mitchell or his family trusts are included in such employee benefit plan registration statements), shares issued in an acquisition or a corporate reorganization or the offer and sale of debt securities.

Underwriters’ cutback. The number of registrable securities that our shareholders may register pursuant to their demand and “piggyback” registration rights in an underwritten offering may be limited by the underwriters on a pro rata basis based on marketing factors, and may be reduced to zero in an initial public offering.

Registration expenses. We are generally required to bear all registration expenses relating to demand and “piggyback” registration rights other than underwriting discounts and commissions. However, we are not required to bear the expenses of any demand registration if the request is subsequently withdrawn by the requesting shareholders unless (i) the request is withdrawn after the requesting shareholders have learned of a material adverse change in our business or (ii) the holders of a majority of the registrable securities agree to deem such registration to have been effected as of the withdrawal date for purposes of determining whether we are obligated under the registration rights agreement to undertake any subsequent registration.

Limitations on subsequent registration rights. We may not, without the written consent of holders of at least two-thirds of the registrable securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of our company that would grant such holder rights (i) to demand the registration of our shares of capital stock or (ii) to include such shares in a registration statement that would reduce the number of shares includable by Asia Pacific Growth Fund III, L.P. or Mr. Mitchell, including his family trusts.

Indemnification. The registration rights agreement contains customary cross-indemnification provisions pursuant to which we and the requesting shareholders are obligated to provide indemnification to each other and in certain circumstances contribute to payments that we or such shareholders may be required to make in the event of material misstatements or omissions in a registration statement or other filing attributable to the indemnifying party.

Expiration of registration rights. The registration rights described above will terminate as to any particular shareholder when such shareholder (together with its affiliates) no longer beneficially owns any registrable securities, or on June 30, 2017, whichever occurs first.

Indemnification Agreements of Officers and Directors

Our amended and restated memorandum and articles of association provide that we will indemnify each of our directors and officers to the fullest extent permitted by applicable Cayman Islands law. Further, we have entered into indemnification agreements with each of our directors and executive officers.

Policy for Approval of Related Party Transactions

Prior to our IPO, with the exception of transactions in which related parties participated on the same terms as other participants that were not related parties, our board of directors reviewed and pre-approved the transactions with each related party. Following our IPO, in accordance with the audit committee’s charter, the audit committee reviews and pre-approves in writing any proposed related party transactions. The most significant related party transactions, particularly those involving our directors and officers, will be reviewed and pre-approved in writing by our board of directors. We will report all such material related party transactions under applicable accounting rules, federal securities laws and SEC rules and regulations. Any dealings with a related party must be conducted in such a way that does not give us or the related party preferential treatment. For purposes of these procedures, “related person” and “transaction” have the meanings contained in Item 404 of Regulation S-K.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our ordinary shares as of January 28, 2011, as adjusted to reflect the sale of ordinary shares offered in this offering, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each selling shareholder participating in this offering;

•	each of our directors;

•	each of our Named Officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with U.S. Securities and Exchange Commission rules. Except as indicated in the footnotes below, and subject to applicable community property laws, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership “Prior to This Offering” is based on 33,790,325 ordinary shares outstanding as of January 28, 2011. Percentage of beneficial ownership “After This Offering” is based on 33,790,325 ordinary shares outstanding as of January 28, 2011, plus [            ] ordinary shares that will be issued upon exercise of options held by selling shareholders for the purpose of selling shares in this offering, and assumes no exercise of the underwriters’ over-allotment option to purchase up to 900,000 additional ordinary shares from the selling shareholders. In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options held by that person or entity that are currently exercisable or exercisable within 60 days of January 28, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

Unless otherwise noted below, the address of each beneficial owner named below is c/o Fabrinet, 294 Moo 8, Vibhavadi Rangsit Road, Kookot, Lumlooka, Patumthanee 12130, Thailand.

	Ordinary Shares Beneficially Owned Prior To This Offering				Shares Being Offered		Ordinary Shares Beneficially Owned After This Offering
Name and Address of Beneficial Owner	Number		Percent				Number		Percent
5% Shareholders
Asia Pacific Growth Fund III, L.P.	15,297,694		45.3%		[	]	[	]	[	]%
c/o W.S. Walker & Company P.O. Box 265, GT Walker House Grand Cayman, Cayman Islands
Shea Ventures, LLC	1,699,695		5.0		—		1,699,695		[	]
655 Brea Canyon Road Walnut, California 91789

Directors and Named Officers
David T. Mitchell	4,871,763	(1)	14.4		[	]	[	]	[	]
Dr. Harpal Gill	230,364	(2)	*		[	]	[	]	*
Mark J. Schwartz	190,904	(3)	*		[	]	[	]	*
Nat Mani	189,688	(4)	*		—		189,688		*
Mark A. Christensen	36,501	(5)	*		—		36,501		*
Dr. Ta-lin Hsu	15,334,195	(6)	45.4		[	]	[	]	[	]
Thomas F. Kelly	4,414		*		—		4,414		*
Dr. Frank H. Levinson	66,501		*		[	]	[	]	*
Rollance E. Olson	36,501		*		[	]	[	]	*
Virapan Pulges	36,501		*		[	]	[	]	*
Dr. William J. Perry	25,251	(7)	*		—		25,251		*
All current directors and executive officers as a group (10 people)	20,832,894	(8)	61.1		[	]	[	]	[	]
Other Selling Shareholders
[ ]	[	]	[	]	[	]	[	]	[	]

*	Less than 1%.

(1)	Consists of (i) 4,096,284 shares held by the David T. Mitchell Separate Property Trust, of which Mr. Mitchell is the sole trustee, (ii) 23,438 shares issuable upon the exercise of options held by Mr. Mitchell that are exercisable within 60 days of January 28, 2011, (iii) 250,680 shares held by the Gabriel Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee, (iv) 250,681 shares held by the Alexander Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee, and (v) 250,680 shares held by the Sean Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee. Mr. Mitchell disclaims beneficial ownership of the shares held by each of the Gabriel Thomas Mitchell Trust, the Alexander Thomas Mitchell Trust and the Sean Thomas Mitchell Trust.
(2)	All such shares are issuable upon the exercise of options held by Dr. Gill that are exercisable within 60 days of January 28, 2011.
(3)	Consists of (i) 185,000 shares held by the Mark J. Schwartz & Sarah B. Schwartz Revocable Family Trust, of which Mr. Schwartz is a co-trustee, (ii) 5,859 shares issuable upon the exercise of options held by Mr. Schwartz that are exercisable within 60 days of January 28, 2011, and (iii) 45 shares held by Mr. Schwartz’s son. Mr. Schwartz disclaims beneficial ownership of the shares held by his son.
(4)	Includes 4,688 shares issuable upon the exercise of options held by Mr. Mani that are exercisable within 60 days of January 28, 2011. Mr. Mani is our former Executive Vice President, Sales & Marketing.
(5)	Includes 30,000 shares issuable upon the exercise of options held by Mr. Christensen that are exercisable within 60 days of January 28, 2011.
(6)	Consists of (i) 15,297,694 shares held by Asia Pacific Growth Fund III, L.P., (ii) 30,000 shares held by H&Q Asia Pacific, Ltd. and (iii) 6,501 shares held by Dr. Hsu. Dr. Hsu is the chairman and sole director of H&Q Asia Pacific, Ltd. and a member of the investment committee of the general partner of Asia Pacific Growth Fund III, L.P. Dr. Hsu disclaims beneficial ownership of the shares held by Asia Pacific Growth Fund III, L.P. and H&Q Asia Pacific, Ltd. except to the extent of his pecuniary interest therein.
(7)	Includes 18,750 shares issuable upon the exercise of options held by Dr. Perry that are exercisable within 60 days of January 28, 2011.
(8)	Includes 308,411 shares issuable upon the exercise of options held by our current directors and executive officers that are exercisable within 60 days of January 28, 2011.

DESCRIPTION OF SHARE CAPITAL

General

In August 1999, we were organized as an exempted limited liability company under the laws of the Cayman Islands. As such, our affairs are governed by our memorandum and articles of association and the Companies Law and the common law of the Cayman Islands. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business mainly outside of the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies or the Immigration Board;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

As of the date of this prospectus, we are authorized to issue 500,000,000 ordinary shares, par value $0.01 per share, and 5,000,000 preferred shares, par value $0.01 per share. As of December 24, 2010, there were outstanding:

•	33,790,325 ordinary shares outstanding, held of record by approximately 88 shareholders; and

•	1,753,228 ordinary shares issuable upon exercise of outstanding share options.

The following description summarizes the most important terms of our share capital. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated memorandum and articles of association, a copy of which has previously been filed with the U.S. Securities and Exchange Commission, and the applicable provisions of the Companies Law.

Meetings

Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than ten days’ nor more than 60 days’ notice. Notice of every general meeting will be given to all of our shareholders, our directors and our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person.

Alternatively, subject to applicable regulatory requirements, a meeting will be deemed to have been duly called if it is so agreed (i) in the case of a meeting called as an annual general meeting, by all of our shareholders entitled to attend and vote at the meeting, or (ii) in the case of an extraordinary meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of the shares giving that right.

At any general meeting, shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting shares will constitute a quorum. No business may be transacted at any general meeting unless a quorum is present at the commencement of business.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote per ordinary share.

No shareholder shall be entitled to vote or be deemed to be part of a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us, if any, have been paid.

If a clearing house or depository (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house or depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee(s)), including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands that specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for such elections.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers themselves control us, and (iii) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of an ordinary resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of an ordinary resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below), alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of our shareholders.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated memorandum and articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares with the same rights and privileges.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled, subject to the provisions of the Companies Law;

•

sub-divide our shares or any of them into shares of a smaller amount than is fixed by our amended and restated memorandum and articles of association, subject to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have power to attach to unissued or new shares; and

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or a portion of their shares by an instrument of transfer in the usual or common form or in a form prescribed by the New York Stock Exchange or in any other form which our directors may approve.

Our directors may, in their absolute discretion, decline to register any transfer of shares. If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year.

Share Repurchase

We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the New York Stock Exchange, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, we may declare dividends in any currency to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits that our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

On October 28, 2008, we paid a cash dividend of $0.33 per share, totaling $10.1 million. On September 1, 2009, we paid a cash dividend of $1.00 per share, totaling $30.8 million. Although we previously have paid cash dividends, we currently intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations. In principle, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the New York Stock Exchange or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Board of Directors

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time by our board of directors but may not consist of more than 15 directors. Each director holds office until the expiration of his or her term, until his or her successor has been duly elected and qualified or until his or her death, resignation or removal. Our directors may be removed by the affirmative vote of shareholders holding at least two-thirds of our outstanding ordinary shares. Any vacancies on our board of directors or additions to the existing board of directors can be filled by way of an ordinary resolution of shareholders or by the affirmative vote of a simple majority of the remaining directors, although this may be less than a quorum. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time deemed necessary by our secretary on request of a director or by any director. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

Our board of directors is divided into three classes designated as Class I, Class II and Class III, respectively. At the annual general meeting of our shareholders to be held in 2013, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years. At the annual general meeting of our shareholders to be held in 2011, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the annual general meeting of our shareholders to be held in 2012, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual general meeting of our shareholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting.

Issuance of Additional Ordinary Shares or Preferred Shares

Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent available, authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of our shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Our board may authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by applicable law. The resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by applicable law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. Subject to the directors’ duty of acting in the best interest of our company, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares and may adversely affect the voting and other rights of the holders of ordinary shares.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of our ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of our shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

Registration Rights

We have entered into a registration rights agreement with Asia Pacific Growth Fund III, L.P., Mr. Mitchell, including his family trusts, and Shea Ventures, LLC. See “Certain Relationships and Related Party Transactions—Registration Rights.”

Inspection of Books and Records

Holders of ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 662-7232.

Listing

Our ordinary shares are listed on the New York Stock Exchange under the symbol “FN.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our ordinary shares, including shares issued upon the exercise of outstanding options, in the public market, or the possibility of these sales occurring, could adversely affect the prevailing market price of our ordinary shares from time to time or impair our ability to raise equity capital in the future.

Based upon the number of ordinary shares outstanding as of December 24, 2010, we will have outstanding an aggregate of [            ] ordinary shares, assuming no exercise of options other than those options exercised by selling shareholders for the purpose of selling shares in this offering. All of the 9,775,000 ordinary shares sold in our initial public offering and the 6,000,000 ordinary shares (or 6,900,000 ordinary shares if the underwriters exercise their option to purchase additional shares in full) sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act.

After this offering, and assuming no exercise of the underwriters’ over-allotment option, approximately 14.5 million of our ordinary shares held by existing shareholders who are affiliates will be “restricted securities” as such term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. These restricted securities are subject to the lock-up agreements described below.

Rule 144

Rule 144(b)(1) – Non-Affiliates

In general, under Rule 144, a person who (i) is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a proposed sale under Rule 144 and (ii) has beneficially owned the shares proposed to be sold for at least six months is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirement of Rule 144. In addition, if such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner (other than our affiliates), then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Rule 144(b)(2) – Affiliates

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, a number of shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately [ ] shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with the Securities and Exchange Commission with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale and notice requirements and the availability of current public information about us.

Lock-up Agreements

We, the selling shareholders, and all of our directors and executive officers have agreed (subject to certain exceptions) that, without the prior written consent of the underwriters, we and they will not, during the period ending 75 days after the date of this prospectus:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In certain circumstances, this agreement may be extended, as set forth under the heading “Underwriting.”

Registration Rights

Asia Pacific Growth Fund III, L.P., Mr. Mitchell and Shea Ventures, LLC are entitled to have their shares registered by us for resale. For a discussion of these rights, see “Certain Relationships and Related Party Transactions—Registration Rights.”

Share Options

On August 20, 2010, we filed a registration statement on Form S-8 under the Securities Act to register our ordinary shares issuable upon the exercise of outstanding options under our 1999 Amended and Restated Share Incentive Plan and our 2010 Performance Incentive Plan, and our ordinary shares reserved for future issuance under 2010 Performance Incentive Plan. The shares covered by such registration statement are eligible for sale in the public market, subject to vesting restrictions, the Rule 144 limitations applicable to affiliates and any lock-up agreements.

TAXATION

The following discussion of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent the discussion relates to matters of United States federal income tax law, and subject to the qualifications herein, it represents the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ordinary shares. There are currently no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those that hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law that is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking from the Governor-in-Cabinet for our company is for a period of 20 years from August 24, 1999.

U.S. Federal Income Taxation

The following are the material U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares applicable to U.S. Holders described below. This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to an investment in our ordinary shares. In addition, this discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ordinary shares.

This discussion applies to you only if you are a purchaser of ordinary shares in this offering and you hold and beneficially own ordinary shares as capital assets (generally property held for investment) for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	persons who have ceased to be U.S. citizens or to be taxed as resident aliens;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding notes through any such entities;

•	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders, as defined below, whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who own or are deemed to own in the aggregate 10% or more of our voting shares.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, the discussion below related to the PFIC rules relies on our assumptions regarding the projected value of our assets and the nature of our business.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of this discussion, you are a “U.S. Holder” if you beneficially own ordinary shares and are for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. Partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

Dividends on Ordinary Shares

We do not anticipate paying cash dividends on ordinary shares in the foreseeable future. See “Dividend Policy.”

Subject to the discussion under the heading “—PFIC” below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ordinary shares will generally be treated as foreign-source dividend income to the extent of our current and accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends (including withheld taxes, if any) will be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. If you are a non-corporate holder and meet certain holding period requirements, dividend distributions on our ordinary shares generally will constitute qualified dividend income for taxable years beginning before January 1, 2013 under current law taxable at a preferential rate (generally 15%) as long as our ordinary shares are readily tradable on the New York Stock Exchange. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our stock, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. If you are a corporation, you will not be entitled to claim the dividends-received deduction with respect to distributions you receive from us.

Sales and Other Dispositions of Ordinary Shares

Subject to the discussion under the heading “—PFIC” below, when you sell or otherwise dispose of ordinary shares, you will generally recognize U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your tax basis in your ordinary shares. Your tax basis will generally equal the amount you paid for the ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of disposition. If you are a non-corporate holder, any such long-term capital gain will generally be taxed at preferential rates (up to a maximum of 15% under current law). Your ability to deduct capital losses may be subject to various limitations.

PFIC

We will be classified as a PFIC in any taxable year if either: (i) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties) or (ii) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total assets. For purposes of the asset test, any cash, including any cash proceeds from this offering not invested in active assets shortly after this offering, cash equivalents and cash invested in short-term, interest bearing, debt instruments, or bank deposits, that is readily convertible into cash, will generally count as a passive asset. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We operate a contract manufacturing business and do not expect to be a PFIC for the taxable year 2011 or the foreseeable future. Our expectation is based on our projections of the composition of our income and the value of our assets, which is determined in part on the trading price of our ordinary shares. Despite our expectation, there can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the actual facts in such year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we are a PFIC in any taxable year, unless you make the market-to-market election described below, you will generally be subject to additional taxes and interest charges on certain “excess” distribution we make and on any gain realized on the disposition or deemed disposition of your ordinary shares regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ordinary shares. Distributions in respect of your ordinary shares during the taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (i) the “excess” distribution or the gain will be allocated ratably to each day in your holding period; (ii) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year (for individuals or corporations, as applicable); and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to the tax on any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are a PFIC or, with respect to a particular U.S. Holder, we are treated as a PFIC for the taxable year in which the distribution was paid or the prior taxable year, no distribution that you receive from us will qualify for taxation at the preferential rate for non-corporate holders discussed in “—Dividends on Ordinary Shares” above.

If we are a PFIC in any such year, you will be able to avoid the rules described above if the ordinary shares are “marketable” and you make a timely “mark-to-market” election with respect to your ordinary shares. The ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the last day of any taxable year and your adjusted tax basis in the ordinary shares. Any ordinary income resulting from this election will generally be taxed at ordinary income rates. Any ordinary losses will be deductible only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your adjusted tax basis in the ordinary shares will be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares.

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “Qualified Electing Fund,” or QEF, under Section 1295 of the Internal Revenue Code of 1986, as amended. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. We will not provide you with the information statement necessary to make a QEF election. Accordingly, you will not be able to make such an election with respect to your ordinary shares.

If we are a PFIC in any year, as a U.S. Holder, you will be required to file IRS Form 8621 regarding any distributions received on your ordinary shares and gain realized from the disposition of your ordinary shares, and other reporting requirements may apply. You should consult with your own tax adviser regarding reporting requirements with regard to your ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ordinary shares and the proceeds received on the sale or other disposition of those ordinary shares may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (i) come within certain exempt categories and, if required, can demonstrate that fact or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and J.P. Morgan Securities LLC are acting as the representatives, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Ordinary Shares
Morgan Stanley & Co. International plc
J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated
Cowen and Company, LLC

Total	6,000,000

The underwriters are offering the ordinary shares subject to their acceptance of the shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per ordinary share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 900,000 ordinary shares at the public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions set forth on the same. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the relevant preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the relevant preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $             and the total underwriting discounts and commissions would be $            .

The following table shows the per ordinary share and total underwriting discounts and commissions the selling shareholders will pay the underwriters. The underwriting discounts and commissions will be determined by negotiations among the selling shareholders and the representatives and will be a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security offered and the discounts and commissions charged in comparable transactions. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ordinary share	$	$
Total by the selling shareholders	$	$

In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, payable by us will be approximately $[        ] million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered by them.

Our ordinary shares are listed on the New York Stock Exchange under the symbol “FN.”

We, the selling shareholders, and all of our directors and executive officers have agreed (subject to certain exceptions) that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending 75 days after the date of this prospectus:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable of exchangeable for ordinary shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares.

The foregoing lock-up periods will be extended under certain circumstances. If (i) during the last 17 days of the 75-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 75-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 75-day restricted period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the extension is waived in writing by the representatives.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under their option to purchase additional ordinary shares. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the option. The underwriters may also sell ordinary shares in excess of the option, creating a naked short position.

The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of J.P. Morgan Securities LLC is 560 Mission Street, 20th floor, San Francisco, California 94105, U.S.

Selling Restrictions

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the U.S. that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of a prospectus or any other material relating to us and the ordinary shares in any country or jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Canada. The ordinary shares may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ordinary shares to the public in that Relevant Member State at any time,

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances which do not require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom. An offer of the ordinary shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require us to publish a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA).

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ordinary shares must be complied with in, from or otherwise involving the United Kingdom.

France. Neither this prospectus nor any offering material relating to ordinary shares has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France, and the ordinary shares will not be offered or sold and copies of this prospectus or any offering material relating to the ordinary shares may not be distributed, directly or indirectly, in France, except to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

Germany. This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority. The ordinary shares may not be offered or sold and copies of this prospectus or any document relating to the ordinary shares may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act. No steps will be taken that would constitute a public offering of the ordinary shares in Germany.

Italy. This offering of the ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, the ordinary shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ordinary shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other document relating to the ordinary shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended, or the “Banking Law Consolidated Act,” and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities; (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities; and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Switzerland. The ordinary shares may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ordinary shares have been or will be approved by any Swiss regulatory authority.

Hong Kong. The ordinary shares may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest howsoever described in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Japan. The ordinary shares may not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

LEGAL MATTERS

We are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, with respect to matters of U.S. federal securities and New York state law and certain matters of U.S. federal income tax law. Certain legal matters as to U.S. federal securities and New York state law will be passed upon for the underwriters by Davis Polk & Wardwell LLP. Certain legal matters as to Thai law will be passed upon for us by Chandler and Thong-EK Law Offices Limited. The validity of the ordinary shares offered by the selling shareholders in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended June 25, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers ABAS Ltd., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the ordinary shares offered hereby, we refer you to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the Registration Statement, reference is made to the exhibits for a more complete description of the matter involved. The Registration Statement, and the exhibits and schedules thereto, may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.fabrinet.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the free of charge at our website as soon as reasonably practicable after such material is electronically filed with SEC, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (excluding any document, or portion thereof, to the extent disclosure is furnished and not filed):

•	our Annual Report on Form 10-K for the fiscal year ended June 25, 2010, filed with the SEC on September 8, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended September 24, 2010, filed with the SEC on November 3, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended December 24, 2010, filed with the SEC on February 2, 2011;

•	our Proxy Statement on Schedule 14A filed with the SEC on October 25, 2010; and

•	our Current Reports on Form 8-K filed with the SEC on October 19, 2010, November 4, 2010, December 23, 2010, January 31, 2011, and February 17, 2011.

Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained in this prospectus or in any other document incorporated by reference into this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request may be made by writing us at the following address:

Fabrinet

Attn: Corporate Secretary

c/o Fabrinet USA, Inc.

4104 24th Street, Suite 345

San Francisco, CA 94114

These documents can also be requested through, and are available in, the Investors section of our website, which is located at www.fabrinet.com, or as described under “Where You Can Find Additional Information” above. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the ordinary shares being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority filing fee.

	Amount
Securities and Exchange Commission registration fee		$23,056
Financial Industry Regulatory Authority filing fee		20,358
Printing and engraving costs		*
Legal fees and expenses		400,000
Accountants’ fees and expenses		154,000
Transfer agent fees		20,000
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The registrant’s amended and restated memorandum and articles of association provide for indemnification of directors and officers for actions, costs, charges, losses, damages and expenses incurred in their capacities as such, except that such indemnification does not extend to any matter in respect of any fraud or dishonesty that may attach to any of them.

In addition, the registrant has entered into separate indemnification agreements with its directors and officers, pursuant to which the registrant has agreed to indemnify its directors and officers against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer.

Additionally, reference is made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement, pursuant to which the registrant has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding securities sold by the registrant within the last three years that were not registered under the Securities Act.

(i) From February 14, 2008 to August 19, 2010, the registrant granted to directors, officers, employees and consultants, options to purchase an aggregate of 359,900 ordinary shares at exercise prices ranging from $5.00 to $6.25 per ordinary share and issued 873,916 ordinary shares upon exercise of options.

(ii) From February 14, 2008 to August 19, 2010, the registrant issued to one accredited investor who is a director and officer 61,175 ordinary shares upon exercise of a warrant. The warrant had an exercise price of $0.01 per ordinary share and was exercised for aggregate consideration of $612.

The issuances of certain securities described in paragraph (i) above were deemed to be exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 thereof on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701 and otherwise made in compliance with the requirements of Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had access, through their relationship with the registrant, to information about the registrant.

The securities described in paragraph (ii) above were issued upon exercises of the warrant in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof. Among other factors, the registrant based its reliance on the referenced exemption upon the representations made by holder of the warrant to the registrant in the warrant, the holder’s status as both an accredited investor and a sophisticated investor, and the fact that the warrant and underlying ordinary shares were offered only to the single holder and not to any other investors.

None of the transactions described above was an underwritten public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

			Incorporated by reference herein
Exhibit Number	Description	Filed herewith	Form	Exhibit No.	Filing Date	File. No.
1.1	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum and Articles of Association		S-1/A	3.1	May 3, 2010	333-163258

4.1	Specimen Ordinary Share Certificate		S-1/A	4.1	June 14, 2010	333-163258

5.1	Opinion of Walkers, special counsel to the registrant, regarding the validity of the registrant’s ordinary shares being registered

8.1	Opinion of Wilson Sonsini Goodrich & Rosati, counsel to the registrant, regarding certain United States tax matters

10.1.1+	Fabrinet Amended and Restated 1999 Share Option Plan		10-K	10.1.1	September 8, 2010	001-34775

10.1.2+	Form of Share Option Agreement under the Fabrinet Amended and Restated 1999 Share Option Plan		S-1	10.1.2	November 7, 2007	333-147191

10.2.1+	Fabrinet 2010 Performance Incentive Plan		8-K	10.2	December 23, 2010	001-34775

10.2.2+	Form of Share Option Award Agreement under the Fabrinet 2010 Performance Incentive Plan		S-1/A	10.2.2	May 3, 2010	333-163258

			Incorporated by reference herein
Exhibit Number	Description	Filed herewith	Form	Exhibit No.	Filing Date	File. No.
10.2.3+	Form of Notice of Grant of Restricted Shares under the Fabrinet 2010 Performance Incentive Plan		S-1/A	10.2.3	May 3, 2010	333-163258

10.3.1+	Employment Agreement, effective as of January 1, 2000, by and between David T. Mitchell and Fabrinet USA, Inc. (subsequently assumed by the registrant)		S-1/A	10.3.1	December 28, 2009	133-163258

10.3.2+	Amendment to Employment Agreement, dated December 29, 2008, by and between David T. Mitchell and the registrant		S-1	10.3.2	November 20, 2009	333-163258

10.4.1+	Offer Letter, dated April 29, 2005, by and between Dr. Harpal Gill and Fabrinet USA, Inc.		S-1	10.3.1	November 7, 2007	333-147191

10.4.2+	Amendment to Offer Letter, dated February 14, 2007, by and between Dr. Harpal Gill and Fabrinet USA, Inc.		S-1	10.3.2	November 7, 2007	333-147191

10.4.3+	Amendment to Offer Letter, dated December 29, 2008, by and between Dr. Harpal Gill and Fabrinet USA, Inc.		S-1	10.4.3	November 20, 2009	333-163258

10.5+	Employment Agreement, dated July 1, 2007, by and between Dr. Harpal Gill and Fabrinet Co., Ltd.		S-1	10.5	November 7, 2007	333-147191

10.6.1+	Offer Letter, dated April 15, 2000, by and between Mark J. Schwartz and the registrant		S-1	10.4	November 7, 2007	333-147191

10.6.2+	Amendment to Offer Letter, dated June 16, 2008, by and between Mark J. Schwartz and Fabrinet USA, Inc.		S-1	10.6.2	November 20, 2009	333-163258

10.6.3+	Amendment to Offer Letter, dated December 29, 2008, by and between Mark J. Schwartz and Fabrinet USA, Inc.		S-1	10.6.3	November 20, 2009	333-163258

10.7+	Separation Agreement and Release, dated February 17, 2011, by and between Nat Mani and Fabrinet USA, Inc.	x

10.8+	Form of Indemnification Agreement		S-1/A	10.10	January 28, 2010	333-163258

			Incorporated by reference herein
Exhibit Number	Description	Filed herewith	Form	Exhibit No.	Filing Date	File. No.
10.9+	Description of Fiscal 2011 Executive Bonus Plan		8-K, Item 5.02	N/A	October 19, 2010	001-34775

10.10	Manufacturing Agreement, dated May 29, 2005, by and between the registrant and FBN New Jersey Holdings Corp.		S-1	10.10	November 7, 2007	333-147191

10.11	Manufacturing Agreement, dated January 2, 2000, by and between the registrant and Fabrinet Co. Ltd.		S-1	10.11	November 7, 2007	333-147191

10.12	Administrative Services Agreement, dated January 2, 2000, by and between the registrant and Fabrinet USA, Inc.		S-1	10.12	November 7, 2007	333-147191

10.13	Administrative Services Agreement, dated July 3, 2008, by and between the registrant and Fabrinet Pte. Ltd.		S-1	10.14	November 20, 2009	333-163258

10.14	Credit Facility Agreement, dated December 15, 2006, by and among Fabrinet Co., Ltd., the registrant and ABN AMRO Bank N.V.		S-1	10.13	November 7, 2007	333-147191

10.15.1	Loan Agreement, dated March 4, 2004, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.17	November 7, 2007	333-147191

10.15.2	Supplemental Memorandum of Agreement (2nd), dated December 14, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.18.2	November 20, 2009	333-163258
10.15.3	Memorandum of Agreement, dated August 8, 2008, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.18.3	November 20, 2009	333-163258

10.16.1	Loan Agreement, dated June 6, 2005, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.18	November 7, 2007	333-147191

			Incorporated by reference herein
Exhibit Number	Description	Filed herewith	Form	Exhibit No.	Filing Date	File. No.
10.16.2	Supplemental Memorandum of Agreement (2nd), dated December 14, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.19.2	November 20, 2009	333-163258

10.16.3	Memorandum of Agreement, dated August 8, 2008, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.19.3	November 20, 2009	333-163258

10.17.1	Loan Agreement, dated April 4, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.19	November 7, 2007	333-147191

10.17.2	Supplemental Memorandum of Agreement, dated December 14, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.20.2	November 20, 2009	333-163258

10.17.3	Memorandum of Agreement, dated August 8, 2008, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.20.3	November 20, 2009	333-163258

10.18	Approval of Amendment and Waiver Letter, dated October 18, 2007, by and among the registrant, Fabrinet Co., Ltd. and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.20	November 7, 2007	333-147191

10.19	Land and Buildings Lease Agreement, dated April 30, 2004, by and between Chokchai International Co., Ltd. and Fabrinet Co., Ltd. (in Thai with English translation)		S-1	10.21	November 7, 2007	333-147191

10.20	Lease Agreement, dated July 1, 2010, by and between Donly Corporation and FBN NJ Holdings Corp. DBA VitroCom		10-K	10.21	September 8, 2010	001-34775

10.21	Land Mortgage Agreement, dated April 9, 2004, as amended on June 7, 2005, by and between TMB Bank Public Company Limited and Fabrinet Co., Ltd. (in Thai with English translation)		S-1	10.24	November 7, 2007	333-147191

			Incorporated by reference herein
Exhibit Number	Description	Filed herewith	Form	Exhibit No.	Filing Date	File. No.

10.22	Land Mortgage Agreement, dated April 5, 2007, by and between TMB Bank Public Company Limited and Fabrinet Co., Ltd. (in Thai with English translation)		S-1	10.25	November 7, 2007	333-147191

10.23	Registration Rights Agreement, dated June 22, 2010, by and among the registrant, Asia Pacific Growth Fund III, L.P., David T. Mitchell, JDSU and Shea Ventures, LLC		S-1/A	10.26	June 14, 2010	333-163258

10.24†	Primary Contract Manufacturing Agreement, dated January 1, 2008, by and between JDS Uniphase Corporation and the registrant		S-1/A	10.27	January 19, 2010	333-163258

10.25	Agreement to Buy and Sell Land, dated June 15, 2010, by and between Ms. Kornkornrat Rungreungthanya and Fabrinet Co., Ltd. (in Thai with English translation)		S-1/A	10.29	June 22, 2010	333-163258

21.1	List of subsidiaries	x

23.1	Consent of PricewaterhouseCoopers ABAS Ltd.	x

23.2	Consent of Walkers (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-8 to this registration statement on Form S-1)	x

+	Indicates management contract or compensatory plan.
†	Confidential treatment has been granted for portions of this exhibit.

(b) Financial statement schedules

All schedules are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California on February 18, 2011.

FABRINET

By:	/S/ DAVID T. MITCHELL
Name:	David T. Mitchell
Title:	Chief Executive Officer and Chairman of the Board of Directors

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David T. Mitchell and Mark J. Schwartz, and each of them, as attorneys-in-fact, each with the power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/S/ DAVID T. MITCHELL David T. Mitchell	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	February 18, 2011

/S/ MARK J. SCHWARTZ Mark J. Schwartz	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	February 18, 2011

/S/ MARK A. CHRISTENSEN Mark A. Christensen	Director	February 18, 2011

/S/ TA-LIN HSU Ta-lin Hsu	Director	February 18, 2011

/S/ THOMAS F. KELLY Thomas F. Kelly	Director	February 18, 2011

/S/ FRANK H. LEVINSON Frank H. Levinson	Director	February 18, 2011

/S/ ROLLANCE E. OLSON Rollance E. Olson	Director	February 18, 2011

Signature	Capacity	Date

/S/ VIRAPAN PULGES Virapan Pulges	Director	February 18, 2011

/S/ WILLIAM J. PERRY William J. Perry	Director	February 18, 2011

/S/ MARK J. SCHWARTZ Mark J. Schwartz, on behalf of Fabrinet USA, Inc.	Fabrinet USA, Inc. (Authorized U.S. Representative)	February 18, 2011

INDEX TO EXHIBITS

			Incorporated by reference herein
Exhibit Number	Description	Filed herewith	Form	Exhibit No.	Filing Date	File. No.
1.1	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum and Articles of Association		S-1/A	3.1	May 3, 2010	333-163258

4.1	Specimen Ordinary Share Certificate		S-1/A	4.1	June 14, 2010	333-163258

5.1	Opinion of Walkers, special counsel to the registrant, regarding the validity of the registrant’s ordinary shares being registered

8.1	Opinion of Wilson Sonsini Goodrich & Rosati, counsel to the registrant, regarding certain United States tax matters

10.1.1+	Fabrinet Amended and Restated 1999 Share Option Plan		10-K	10.1.1	September 8, 2010	001-34775

10.1.2+	Form of Share Option Agreement under the Fabrinet Amended and Restated 1999 Share Option Plan		S-1	10.1.2	November 7, 2007	333-147191

10.2.1+	Fabrinet 2010 Performance Incentive Plan		8-K	10.2	December 23, 2010	001-34775

10.2.2+	Form of Share Option Award Agreement under the Fabrinet 2010 Performance Incentive Plan		S-1/A	10.2.2	May 3, 2010	333-163258

10.2.3+	Form of Notice of Grant of Restricted Shares under the Fabrinet 2010 Performance Incentive Plan		S-1/A	10.2.3	May 3, 2010	333-163258

10.3.1+	Employment Agreement, effective as of January 1, 2000, by and between David T. Mitchell and Fabrinet USA, Inc. (subsequently assumed by the registrant)		S-1/A	10.3.1	December 28, 2009	133-163258

10.3.2+	Amendment to Employment Agreement, dated December 29, 2008, by and between David T. Mitchell and the registrant		S-1	10.3.2	November 20, 2009	333-163258

10.4.1+	Offer Letter, dated April 29, 2005, by and between Dr. Harpal Gill and Fabrinet USA, Inc.		S-1	10.3.1	November 7, 2007	333-147191

10.4.2+	Amendment to Offer Letter, dated February 14, 2007, by and between Dr. Harpal Gill and Fabrinet USA, Inc.		S-1	10.3.2	November 7, 2007	333-147191

			Incorporated by reference herein
Exhibit Number	Description	Filed herewith	Form	Exhibit No.	Filing Date	File. No.
10.4.3+	Amendment to Offer Letter, dated December 29, 2008, by and between Dr. Harpal Gill and Fabrinet USA, Inc.		S-1	10.4.3	November 20, 2009	333-163258

10.5+	Employment Agreement, dated July 1, 2007, by and between Dr. Harpal Gill and Fabrinet Co., Ltd.		S-1	10.5	November 7, 2007	333-147191

10.6.1+	Offer Letter, dated April 15, 2000, by and between Mark J. Schwartz and the registrant		S-1	10.4	November 7, 2007	333-147191

10.6.2+	Amendment to Offer Letter, dated June 16, 2008, by and between Mark J. Schwartz and Fabrinet USA, Inc.		S-1	10.6.2	November 20, 2009	333-163258

10.6.3+	Amendment to Offer Letter, dated December 29, 2008, by and between Mark J. Schwartz and Fabrinet USA, Inc.		S-1	10.6.3	November 20, 2009	333-163258

10.7+	Separation Agreement and Release, dated February 17, 2011, by and between Nat Mani and Fabrinet USA, Inc.	x

10.8+	Form of Indemnification Agreement		S-1/A	10.10	January 28, 2010	333-163258

10.9+	Description of Fiscal 2011 Executive Bonus Plan		8-K, Item 5.02	N/A	October 19, 2010	001-34775

10.10	Manufacturing Agreement, dated May 29, 2005, by and between the registrant and FBN New Jersey Holdings Corp.		S-1	10.10	November 7, 2007	333-147191

10.11	Manufacturing Agreement, dated January 2, 2000, by and between the registrant and Fabrinet Co. Ltd.		S-1	10.11	November 7, 2007	333-147191

10.12	Administrative Services Agreement, dated January 2, 2000, by and between the registrant and Fabrinet USA, Inc.		S-1	10.12	November 7, 2007	333-147191

10.13	Administrative Services Agreement, dated July 3, 2008, by and between the registrant and Fabrinet Pte. Ltd.		S-1	10.14	November 20, 2009	333-163258

10.14	Credit Facility Agreement, dated December 15, 2006, by and among Fabrinet Co., Ltd., the registrant and ABN AMRO Bank N.V.		S-1	10.13	November 7, 2007	333-147191

			Incorporated by reference herein
Exhibit Number	Description	Filed herewith	Form	Exhibit No.	Filing Date	File. No.
10.15.1	Loan Agreement, dated March 4, 2004, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.17	November 7, 2007	333-147191

10.15.2	Supplemental Memorandum of Agreement (2nd), dated December 14, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.18.2	November 20, 2009	333-163258

10.15.3	Memorandum of Agreement, dated August 8, 2008, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.18.3	November 20, 2009	333-163258

10.16.1	Loan Agreement, dated June 6, 2005, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.18	November 7, 2007	333-147191

10.16.2	Supplemental Memorandum of Agreement (2nd), dated December 14, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.19.2	November 20, 2009	333-163258

10.16.3	Memorandum of Agreement, dated August 8, 2008, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.19.3	November 20, 2009	333-163258

10.17.1	Loan Agreement, dated April 4, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.19	November 7, 2007	333-147191

10.17.2	Supplemental Memorandum of Agreement, dated December 14, 2007, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.20.2	November 20, 2009	333-163258

10.17.3	Memorandum of Agreement, dated August 8, 2008, by and among Fabrinet Co., Ltd., the registrant and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.20.3	November 20, 2009	333-163258

			Incorporated by reference herein
Exhibit Number	Description	Filed herewith	Form	Exhibit No.	Filing Date	File. No.
10.18	Approval of Amendment and Waiver Letter, dated October 18, 2007, by and among the registrant, Fabrinet Co., Ltd. and TMB Bank Public Company Limited (in Thai with English translation)		S-1	10.20	November 7, 2007	333-147191

10.19	Land and Buildings Lease Agreement, dated April 30, 2004, by and between Chokchai International Co., Ltd. and Fabrinet Co., Ltd. (in Thai with English translation)		S-1	10.21	November 7, 2007	333-147191

10.20	Lease Agreement, dated July 1, 2010, by and between Donly Corporation and FBN NJ Holdings Corp. DBA VitroCom		10-K	10.21	September 8, 2010	001-34775

10.21	Land Mortgage Agreement, dated April 9, 2004, as amended on June 7, 2005, by and between TMB Bank Public Company Limited and Fabrinet Co., Ltd. (in Thai with English translation)		S-1	10.24	November 7, 2007	333-147191

10.22	Land Mortgage Agreement, dated April 5, 2007, by and between TMB Bank Public Company Limited and Fabrinet Co., Ltd. (in Thai with English translation)		S-1	10.25	November 7, 2007	333-147191

10.23	Registration Rights Agreement, dated June 22, 2010, by and among the registrant, Asia Pacific Growth Fund III, L.P., David T. Mitchell, JDSU and Shea Ventures, LLC		S-1/A	10.26	June 14, 2010	333-163258

10.24†	Primary Contract Manufacturing Agreement, dated January 1, 2008, by and between JDS Uniphase Corporation and the registrant		S-1/A	10.27	January 19, 2010	333-163258

10.25	Agreement to Buy and Sell Land, dated June 15, 2010, by and between Ms. Kornkornrat Rungreungthanya and Fabrinet Co., Ltd. (in Thai with English translation)		S-1/A	10.29	June 22, 2010	333-163258

21.1	List of subsidiaries	x

23.1	Consent of PricewaterhouseCoopers ABAS Ltd.	x

23.2	Consent of Walkers (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-8 to this registration statement on Form S-1)	x

+	Indicates management contract or compensatory plan.
†	Confidential treatment has been granted for portions of this exhibit.